SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

TASTY BAKING COMPANY

(Name of Subject Company)

TASTY BAKING COMPANY

(Name of Person Filing Statement)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

876553306

(CUSIP Number of Class of Securities)

Laurence Weilheimer

Senior Vice President and General Counsel

Navy Yard Corporate Center

Three Crescent Drive, Suite 200

Philadelphia, Pennsylvania 19112

(215) 221-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

Copy to:

Eric D. Schoenborn

Stradley Ronon Stevens & Young, LLP

Woodland Falls Corporate Park

200 Lake Drive East, Suite 100

Cherry, Hill, NJ 08002

(856) 321-2413

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and address.

The name of the subject company is Tasty Baking Company, a Pennsylvania corporation (“Tasty”). The address of Tasty’s principal executive offices is Navy Yard Corporate Center, Three Crescent Drive, Suite 200, Philadelphia, Pennsylvania 19112, and Tasty’s telephone number is (215) 221-8500.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, having a par value of $0.50 per share, of Tasty (the “Common Stock”).

The shares of Common Stock are hereinafter referred to as the “Shares.” As of April 15, 2011, there were (i) 8,622,847 Shares issued and outstanding (inclusive of restricted stock awards issued pursuant to any Tasty equity incentive plan) and (ii) 373,230 shares of Common Stock were subject to issuance pursuant to the exercise of outstanding stock options and conversion of deferred stock units.

Item 2.	Identity and Background of Filing Person.

Name and address.

Tasty is the person filing this Schedule 14D-9 and is the subject company. Tasty’s name, address and telephone number are set forth in Item 1 above.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Compass Merger Sub, Inc. (assignee from Flowers Bakeries (described below)) (“Merger Sub”), a Pennsylvania corporation and wholly-owned subsidiary of Flowers Foods, Inc., a Georgia corporation (“Flowers”), pursuant to which Merger Sub has offered to purchase all of the outstanding Shares at a price of $4.00 per Share (such amount or any greater amount per Share paid pursuant to the Offer, the “Offer Price”), net to the selling shareholder in cash, without interest and subject to any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated April 21, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Flowers and Merger Sub with the Securities and Exchange Commission (the “SEC”) on April 21, 2011. Copies of the Offer to Purchase and related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

This Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 10, 2011 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Flowers, Tasty and Flowers Bakeries, LLC, a Georgia limited liability company and wholly-owned subsidiary of Flowers (“Flowers Bakeries”). Flowers Bakeries assigned its rights and obligations under the Merger Agreement to Merger Sub pursuant to an Assignment and Assumption Agreement dated as of April 12, 2011 (“Assignment Agreement”). The Merger Agreement provides, among other things, that following completion of the Offer and subject to the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into Tasty (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”) upon the terms and conditions set forth in the Merger Agreement and in accordance with the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”). As a result of the Merger, the Shares that are not acquired in the Offer and remain outstanding immediately prior to the effective time of the Merger (other than Shares held by Flowers or any subsidiary of Flowers (including Merger Sub), any Shares held by Tasty as treasury shares and any Shares held by shareholders who have perfected their statutory dissenters rights under Section 1571 et seq. of the PBCL), will be converted into the right to receive an amount equal to the Offer Price, net to the selling shareholder in cash, without interest and subject to any required withholding taxes. Following the effective time of the Merger (the “Effective Time”), Tasty will continue as a wholly-owned subsidiary of Flowers (Tasty after the Effective Time is sometimes referred to herein as the “Surviving Corporation”). Copies of the Merger Agreement and Assignment Agreement are filed as Exhibits (e)(1) and (e)(2) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The initial expiration date of the Offer is 12:00 midnight, Philadelphia, Pennsylvania time, on Thursday, May 19, 2011 (which is the end of the day on May 19, 2011), subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

The Schedule TO states that the business address and telephone number for Flowers and Merger Sub are 1919 Flowers Circle, Thomasville, Georgia 13757, (229) 226-9110.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, and in the Information Statement of Tasty (the “Information Statement”) filed as Annex II to this Schedule 14D-9 (and incorporated by reference into this Item 3), to the knowledge of Tasty, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings or any actual or potential conflicts of interest between Tasty or its affiliates and (i) its executive officers, directors or affiliates or (ii) Flowers, Merger Sub or their respective executive officers, directors or affiliates.

Arrangements between Tasty and Flowers and Merger Sub

Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO and Exhibit (a)(1) to this Schedule 14D-9, are incorporated in this Schedule 14D-9 by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among Tasty, Flowers and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Tasty’s shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Tasty or Flowers in Tasty’s or Flower’s public reports filed with the SEC. In particular, the Merger Agreement and summary of the Merger Agreement contained in the Offer to Purchase are not intended to be, and should not be, relied upon as disclosures regarding any facts or circumstances relating to Tasty or Flowers. The representations and warranties contained in the Merger Agreement were not intended, and should not be relied upon, to establish facts. The representations and warranties set forth in the Merger Agreement were negotiated with the principal purpose of (i) establishing the circumstances under which Merger Sub may have the right not to consummate the Offer, or Tasty or Flowers may have the right to terminate the Merger Agreement, and (ii) allocating risk between the parties, rather than establishing matters as facts. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws.

Representation on Board

The Merger Agreement provides that, upon acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, Flowers will be entitled to designate to serve on Tasty’s Board of Directors (“Board”), such number of directors, rounded up to the next whole number, as will give Flowers representation on the Board equal to the product of (i) the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to the right of Flowers described in this paragraph) and (ii) the percentage that the number of Shares beneficially owned by Flowers and/or Merger Sub (including shares accepted for payment) bears to the number of Shares then outstanding. As a result, Flowers will have the ability to designate a majority of the Board following the consummation of the Offer. Under the Merger Agreement, Tasty has agreed to cause Flowers’ designees to be elected or appointed to the Board effective at the consummation of the Offer, including (i) by promptly increasing the size of the Board (including by amending Tasty’s Amended and Restated By-laws if necessary to increase the size of the Board) and/or (ii) by promptly securing the resignations of incumbent directors. At such time, Tasty shall also cause individuals designated by Flowers to constitute the number of members, rounded up to the next whole number, on (A) each committee of the Board and (B) as requested by Flowers, each board of directors of each subsidiary of Tasty (and each committee thereof) that represents the same percentage as such individuals represent on the Board. Notwithstanding the foregoing, pursuant to the Merger Agreement, until the Effective Time, Tasty shall use reasonable best efforts to ensure that not less than three persons who are directors of Tasty as of April 10, 2011 shall remain members of the Board until the Effective Time.

Confidentiality Agreement

On January 10, 2011, Flowers and Tasty executed a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which Flowers agreed, subject to certain exceptions, to, among other things, keep confidential certain information provided by Tasty for purposes of evaluating a possible transaction between Flowers and Tasty. Flowers also agreed to refrain from soliciting for employment the current officers, employees or agents of Tasty whose salary exceeds $100,000.

Supply Relationship

Since the late 1990’s, Tasty has purchased a variety of finished baked goods from Flowers for resale under the Tastykake brand. Tasty and Flowers do not have a written supply agreement and purchase orders are placed by Tasty when, and if, a product is needed. In the fiscal year ended December 25, 2010, Tasty paid Flowers approximately $1.3 million for such baked goods. In connection with this supply relationship, Tasty and Flowers entered into a Confidentiality Agreement under which Flowers has agreed, subject to certain exceptions, to keep non-public information concerning Tasty confidential.

Distribution Arrangement

During the same approximate period of time that Flowers and Tasty have had a supply relationship, Flowers has purchased Tastykake branded products from Tasty for distribution in the Southern Virginia area. Tasty and Flowers do not have a written distribution agreement governing this arrangement; rather, Flowers purchases products from Tasty and resells these products. In the fiscal year ended December 25, 2010, Flowers paid Tasty approximately $0.4 million for such products, net of deductions.

Tasty Director and Executive Officer Relationships with Flowers

As of the date of this Schedule 14D-9, Flowers and Merger Sub have informed Tasty that no members of Tasty’s current management have entered into any agreement, arrangement or understanding with Flowers, Merger Sub or their affiliates regarding employment with the Surviving Corporation.

Arrangements between Tasty and its Executive Officers, Directors and Affiliates

Tasty’s executive officers and the members of the Board may be deemed to have certain interests in the Contemplated Transactions, including the Offer and the Merger, which may be different from or in addition to those of Tasty’s shareholders generally. These interests may create potential conflicts of interest. The Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Contemplated Transactions.

For further information with respect to the arrangements between Tasty and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, which is incorporated in its entirety herein, under the headings “Compensation of Directors and Executive Officers;” and “Tasty Stock Ownership.”

Cash Payable for Outstanding Shares Pursuant to the Offer

If the directors and executive officers of Tasty who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash Offer Price on the same terms and conditions as the other shareholders of Tasty. As of April 15, 2011, the directors and executive officers of Tasty beneficially owned, in the aggregate, 401,569 Shares, excluding Shares (i) issuable upon exercise of outstanding stock options (“Stock Options”), (ii) issuable upon settlement of outstanding deferred stock unit awards (“Deferred Stock Units”), and (iii) subject to vesting of outstanding Shares of Restricted Stock (“Restricted Stock”) (as further described below). If the directors and executive officers were to tender all 401,569 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, then the directors and executive officers would receive an aggregate of $1,606,276 in cash pursuant to tenders into the Offer. The beneficial ownership of Shares of each director and executive officer is further described in the Information Statement under the heading “Tasty Stock Ownership.”

Tasty Stock Options

Under the Merger Agreement, each Stock Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall be cancelled and converted into the right to receive from Flowers and the Surviving Corporation, as promptly as practicable after the Effective Time, an amount in cash, without interest, equal to the product of (i) the aggregate number of Shares subject to such Stock Option, multiplied by (ii) the excess, if any, of the Offer Price over the per share exercise price under such Stock Option, less any taxes required to be withheld pursuant to applicable law.

Each Stock Option that is outstanding immediately prior to the Effective Time for which, as of the Effective Time, the Offer Price does not exceed the exercise price per Share will be cancelled without any cash payment being made in respect thereof. None of the Stock Options held by Tasty’s directors and executive officers as of April 15, 2011 have an exercise price per Share less than $8.60 and, accordingly, all such Stock Options will be cancelled without payment therefor.

Tasty Deferred Stock Units and Restricted Stock Awards

Under the Merger Agreement, Tasty agreed to take all requisite action so that, at the Effective Time,

(i) each Deferred Stock Unit outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, by virtue of the Merger and without any action on the part of Flowers, Merger Sub, Tasty, the holder of the Deferred Stock Unit or any other person, cancelled and converted into the right to receive from Flowers and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (x) the number of Shares in respect of such Deferred Stock Unit multiplied by (y) the Offer Price (the “Deferred Stock Unit Payout Value”); and

(ii) any right of repurchase or risk of forfeiture or other condition under any award agreement for Restricted Stock shall lapse and any vesting thereon shall fully accelerate, in each case, as of immediately prior to the Effective Time.

The table below sets forth the Deferred Stock Unit Payout Value based on the Offer Price and the number of Shares subject to Deferred Stock Units as of April 15, 2011. The Deferred Stock Units in the table below are all of the Deferred Stock Units that will be (a) vested or (b) unvested as of April 15, 2011.

Name	Vested Deferred Stock Unit Payout Value	Unvested Deferred Stock Unit Payout Value	Total Deferred Stock Unit Payout Value
M.G. Conish	$46,336		$46,336
J.C. Hellauer	$46,336		$46,336
R.J. Kozich	$46,336		$46,336
J.E. Ksansnak	$46,336		$46,336
J.E. Nevels	$46,336		$46,336
M.T. Timbie		$44,268	$44,268
J.M. von Seldeneck	$46,336		$46,336
D.J. West	$46,336		$46,336

The table below sets forth the amount of consideration payable to the directors and executive officers with respect to the Restricted Stock based on the Offer Price and the number of unvested Shares of Restricted Stock outstanding as of April 15, 2011. As described below, the Restricted Stock held by Tasty’s directors and executive officers as of April 15, 2011 may be tendered in a subsequent offering period (as described in the Offer to Purchase) or will be exchanged upon the Effective Time into the right to receive the Offer Price.

Name	Restricted Stock Value
C.P. Pizzi	$430,668
A.R. Bayles	$205,332
P.D. Ridder	$240,000
L. Weilheimer	$234,668
R.V. Brown	$61,332
M.T. Timbie	$8,000

Under the terms of the awards governing the Restricted Stock, all Shares of Restricted Stock are subject to transfer restrictions until vested and, therefore, these Shares of Restricted Stock cannot be tendered in the initial Offer period. However, all Shares of Restricted Stock will immediately vest upon completion of the Offer as a result of the change of control of Tasty, and the shareholder will be required to pay any applicable withholding taxes at such time. At such time, the holders of these vested Shares of Restricted Stock could tender their Shares in any subsequent offering period and receive the Offer Price for each Share of Restricted Stock.

Section 16 Matters

Pursuant to the Merger Agreement, Tasty has agreed to take all steps as may be required to cause to be exempt under Rule 16b-3 under the Exchange Act of 1934 (the “Exchange Act”) any dispositions of Shares (including derivative securities with respect to such Shares) that are treated as dispositions under Rule 16b-3 and result from the Contemplated Transactions by each director or officer of Tasty who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Tasty.

Employment and Change of Control Agreements

Charles P. Pizzi, President and Chief Executive Officer and director of Tasty has an agreement with Tasty which provides for employment over a certain term and includes certain perquisites, severance and change of control payments upon certain triggering events. Autumn R. Bayles, Senior Vice President, Strategic Operations; Paul D. Ridder, Senior Vice President and Chief Financial Officer; and Laurence Weilheimer, Senior Vice President, General Counsel and Corporate Secretary, have change of control agreements that provide for change of control payments upon certain triggering events. For Messrs. Pizzi, Ridder and Weilheimer and Ms. Bayles, the following provisions apply to their agreements:

•

Each agreement is limited by the provision that in no event shall the aggregate amount of the benefits payable to Messrs. Pizzi, Ridder and Weilheimer and Ms. Bayles as a result of a change of control exceed three percent (3%) of the total transaction value for such change of control. In the event the aggregate amount of compensation benefits payable on a change of control would exceed this limit, the amount of benefits payable to each of Messrs. Pizzi, Ridder and Weilheimer and Ms. Bayles will be proportionally reduced. The Compensation Committee of the Board took action, and the Board ratified such action, to clarify that the aggregate amount of the compensation benefits payable does not include the value of any unvested equity awards that vest upon a change of control and the total transaction value is based on the total enterprise value of the company.

•	A “Change of Control” generally will be deemed to have occurred:

•

upon any change of control that would be required to be reported in response to Item 6(e) of Schedule 14A or Item 5.01 of Form 8-K (or any successor provisions thereto) promulgated under the Exchange Act;

•	upon the acquisition of beneficial ownership by any person or group of 25% or more of the combined voting power of Tasty’s outstanding voting shares;

•	if the directors who constitute the “Incumbent Board” (as that term is defined in the agreements) cease to be a majority of the Board during any 2-year period;

•	the consummation of a sale of all or substantially all of Tasty’s assets; or

•

upon a reorganization, merger, consolidation, division or issuance of securities unless (i) not less than 60% of Tasty’s outstanding equity securities is owned by the same holders in the same proportion as before the transaction and (ii) at least a majority of the surviving Board were members of the “Incumbent Board” (as that term is defined in the agreements).

Charles P. Pizzi, President and Chief Executive Officer—Mr. Pizzi entered into an Amended and Restated Employment Agreement, dated as of July 27, 2006, which was further amended as of December 23, 2008 to be compliant with Section 409A of the Internal Revenue Code (“Employment Agreement”). The Employment Agreement contains the following material terms:

•

Term started in 2002 and, pursuant to the terms of the Employment Agreement, the term renews each year on July 27 for a 3 year term unless either party gives notice of non-renewal at least 90 days prior to July 27 of each year;

•	Base salary of no less than $400,000 per annum, the amount of which shall be determined from time to time by the Board of Directors;

•	Mr. Pizzi is entitled to participate in the Annual Incentive Plan (“AIP”) and such other benefit, compensation or incentive plans adopted by Tasty;

•

Mr. Pizzi is entitled to use of an automobile and reimbursement for (i) membership fees in 2 business or country clubs, subject to the approval of the Compensation Committee; (ii) up to $10,000 per year for personal professional services, such as financial and legal services; and (iii) $2,000,000 of life insurance;

•	Tasty may terminate Mr. Pizzi for “Cause” or “Without Cause,” as defined in the Employment Agreement;

•	If terminated by Tasty for “Cause,” Mr. Pizzi would be entitled to receive any vested non-restricted equity awards;

•

If terminated by Tasty “Without Cause” or by Mr. Pizzi for “Good Reason,” as such terms are defined in the Employment Agreement, Mr. Pizzi would be entitled to (i) a lump sum payment equal to his salary over the remaining term of the Employment Agreement (i.e., 2-3 times base salary); (ii) a lump sum payment equal to 2 times the greater of (x) his target bonus for the fiscal year in which the termination occurred or (y) the average of the annual bonuses paid or payable during the 2 prior years (the greater of these amounts, the “AIP Bonus”); (iii) medical and life insurance benefits for the remaining term of the Employment Agreement (i.e., between 24 and 36 months); and (iv) a lump sum payment equal to the contributions to his Supplemental Executive Retirement Plan (“SERP”) for the remaining term of the Employment Agreement (i.e., between 24 and 36 months), which contributions will be based on his base salary and bonus for the year that preceded the year of his termination;

•

If terminated by Tasty in connection with or following a “Change of Control,” as such term is defined in the Employment Agreement, Mr. Pizzi would be entitled to receive (i) a lump sum payment equal to 3 times base salary; (ii) a lump sum payment equal to 3 times the AIP Bonus (as defined above); (iii) medical and life insurance benefits for 36 months; and (iv) a lump sum payment equal to the SERP contributions for 36 months (less any SERP contributions actually credited following a “Change of Control”), which contributions will be based on his base salary and bonus for the year that preceded the year in which the “Change of Control” occurred;

•

After a “Change of Control” Mr. Pizzi would have the right to self-terminate within a period of 6-18 months after the event and to receive the “Change of Control” payments and benefits described immediately above;

•	If a “Change of Control” occurs, all unvested equity awards would become vested and all restrictions will lapse;

•

If any payments made following a “Change of Control” exceed certain limits, Section 280G of the Internal Revenue Code imposes an excise tax on the employee. The cost of this excise tax, including related tax gross-ups, would be borne by Tasty if it exceeds $25,000;

•

If any payments to Mr. Pizzi must be delayed for 6 months following his termination because of the requirements of Section 409A of the Internal Revenue Code (“Section 409A”), Tasty will pay Mr. Pizzi interest on the delayed payments equal to the Moody’s Aa rate for corporate bonds as of the last business day preceding the beginning of the year in which such payments would have otherwise been paid to him; and

•	Mr. Pizzi is prohibited from competing with Tasty or soliciting its customers or employees for a period of 2 years if payments are made following termination.

Messrs. Ridder and Weilheimer and Ms. Bayles—Messrs. Ridder and Weilheimer and Ms. Bayles (individually, the “Executive” and collectively, the “Executives”) each have Change of Control Agreements (“COC Agreements”) that provide for benefits in the event of a Change of Control. These benefits are:

•

If terminated “Without Cause” (as defined in the COC Agreements) within 1 year following a “Change of Control” or otherwise in connection with or relating to a “Change of Control,” the Executives would receive: (i) 1 times base salary payable over 12 months; (ii) lump sum payment of 1 times the greater of (x) the Executive’s target bonus for the fiscal year in which the Change of Control occurred or (y) the average of the annual bonuses paid or payable during the 2 prior years (the greater of these amounts, the “AIP Bonus”); and (iii) medical and life insurance benefits for 12 months;

•

The Executives have the right to self-terminate for (i) “Good Reason” (as such term in defined in the COC Agreement) within 1 year following a “Change of Control” or otherwise in connection with or relating to a “Change of Control,” or (ii) any reason between 6-12 months following a “Change of Control;” and, in the event of such self-termination, the Executives would receive the “Change of Control” payments and benefits described immediately above;

•	If a “Change of Control” occurs, all unvested equity awards would become vested and all restrictions will lapse;

•

If any payments to the Executives must be delayed for 6 months following the Executive’s termination because of the requirements of Section 409A, Tasty will pay the Executive’s interest on the delayed payments equal to the Moody’s Aa rate for corporate bonds as of the last business day preceding the beginning of the year in which such payments would have otherwise been paid to the Executive; and

•	The Executive is prohibited from competing with Tasty or soliciting its customers or employees for 1 year if payments are made following termination.

If the Executive was terminated not in connection with or relating to a “Change of Control” and not for “Cause,” the Executive would be eligible to receive severance benefits under Tasty’s Severance Pay Plan equal to 2 days of pay for every year of service and one week of pay for every $12,500 of base compensation.

Summary of Certain Benefits Payable in Connection with the Contemplated Transactions

Assuming that the Offer was completed and the executive officers were terminated on April 15, 2011, and that the executive officers were entitled to full benefits under their respective Employment and COC Agreements, the executive officers would receive approximately the amount set forth in the table below. The table below contains an estimate of the value of certain material payments and benefits payable to Tasty’s executive officers if terminated within the time period specified in their respective Employment and COC Agreements in connection with the Contemplated Transactions. The table excludes, among other things, possible payments to executive officers and directors as described (i) above under the headings “Cash Payable for Outstanding Shares Pursuant to the Offer,” “Tasty Stock Options” and “Tasty Deferred Stock Unit and Restricted Stock Awards” and (ii) below under the headings “Bonus Agreements” and “Employee Benefit Matters.” These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the Merger Agreement or the related agreement, plan or arrangement, as applicable, and may materially differ from these estimates.

Name	Severance (for base salary)	Severance (for AIP Bonus) (2)	Welfare Benefits	Other Executive Perquisites (3)	SERP Contribution (4)	280G Tax Gross-up (5)	Total (4)(6)
C.P. Pizzi	$1,653,150	$991,890	$27,117	$15,269	$640,034	$1,342,381	$4,669,841
A.R. Bayles	245,000	110,250	5,085	—	—	—	360,335
P.D. Ridder	240,000	108,000	13,185	—	—	—	361,185
L. Weilheimer	235,000	94,000	13,185	—	—	—	342,185
R.V. Brown (1)	100,000	—	780	—	—	—	100,780

(1)	Mr. Brown is not a party to a COC Agreement and would be eligible to receive severance benefits under Tasty’s Severance Pay Plan equal to 2 days of pay for every year of service and one week of pay for every $12,500 of base compensation. Under the terms of the AIP, an employee has to be employed at the end of the fiscal year in order to be eligible for an award; therefore, Mr. Brown would not be entitled to any payout under the AIP since he would not be employed at the end of the fiscal year. Mr. Brown would be eligible to receive medical benefits during his 26 weeks of severance.
(2)	Mr. Pizzi and the Executives are entitled to receive a multiple of the greater of (x) their target bonus for the fiscal year in which the termination occurred or (y) the average of the annual bonuses paid or payable during the two prior years. The amount shown uses the 2011 target AIP bonuses of $330,630 for Mr. Pizzi; $110,250 for Ms. Bayles; $108,000 for Mr. Ridder and $94,000 for Mr. Weilheimer.
(3)	Mr. Pizzi is entitled to receive continued reimbursement for the premium cost of his $2 million life insurance policy for 36 months.
(4)

Upon termination of employment, regardless of a change of control event, the executive officers will be entitled to certain accrued benefits, including without limitation, accrued vacation pay and retirement benefits. These amounts are not included in this table. For example, the amount disclosed above for Mr. Pizzi under “SERP Contribution” represents the lump sum SERP payment due to Mr. Pizzi equal to 36 months of SERP contributions per the terms of his Employment Agreement assuming he is terminated in connection with a Change of Control; however, this amount does not include the vested amount currently credited to his account under his SERP. For further information on Mr. Pizzi’s SERP, please see the Information Statement under the heading “Compensation of Directors and Executive Officers—Retirement Plans and Employment and Change of Control Agreements,” which information is incorporated herein by reference.

(5)	The amount of any payment due as a result of the excise tax imposed on Mr. Pizzi pursuant to Section 280G of the Internal Revenue Code, including the related tax gross-ups, is estimated. These payments are based upon the tax rates assumed to be applicable to Mr. Pizzi.
(6)	As stated above, the total amount payable to Messrs. Pizzi, Ridder and Weilheimer and Ms. Bayles is limited by the provision that in no event shall the aggregate amount of the benefits payable to Messrs. Pizzi, Ridder and Weilheimer and Ms. Bayles as a result of a change of control exceed three percent (3%) of the total transaction value for such change of control. In the event the aggregate amount of compensation benefits payable on a change of control would exceed this limit, the amount of benefits payable to each of Messrs. Pizzi, Ridder and Weilheimer and Ms. Bayles will be proportionally reduced. See the discussion above under “Employment and Change of Control Agreements” for additional information on this 3% cap. For purposes of this table, it is assumed that Messrs. Pizzi, Ridder and Weilheimer and Ms. Bayles would receive the full amount of the amount payable under their respective Employment and COC Agreements.

Bonus Agreements

Messrs. Ridder and Weilheimer are parties to a Bonus Agreement providing for the payment of $25,000 to each of them to be paid within 90 days after the earlier of June 30, 2011, or the completion of the Offer. Since Messrs. Ridder and Weilheimer are entitled to this payment regardless of whether the Offer and Merger are completed, this payment is not included in “Summary of Certain Benefits Payable in Connection with the Contemplated Transactions.”

Employee Benefit Matters

The Merger Agreement also provides that during the period commencing at the Effective Time and ending on the date soonest to occur of (i) December 31, 2011 or (ii) the date of the employee’s termination of employment with Flowers and its Subsidiaries, Flowers shall cause the Surviving Corporation and each of its subsidiaries, as applicable, to provide the employees of Tasty and its subsidiaries who remain employed immediately after the Effective Time (collectively, the “Company Continuing Employees”) with base salary, target bonus opportunities (excluding equity-based compensation), and employee benefits under Parent Benefit Plans (as defined below) (excluding any Pension Plan (as defined in the Merger Agreement), other than employee contributions to a 401(k) plan but not including any matching contribution thereon) that are, in the aggregate, no less favorable than the base salary, target bonus opportunities (excluding equity-based compensation), and employee benefits provided by Tasty and its subsidiaries (excluding any Pension Plan, other than employee contributions to a 401(k) plan but not including any matching contribution thereon) on the date of the Merger Agreement.

With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA (as defined in the Merger Agreement) maintained by Flowers or any of its subsidiaries, excluding both any retiree healthcare plans or programs maintained by Flowers or any of its subsidiaries and any equity compensation arrangements maintained by Flowers or any of its subsidiaries (collectively, “Parent Benefit Plans”) in which any Company Continuing Employees will participate effective as of the Effective Time, Flowers shall, or shall cause the Surviving Corporation to, recognize all service of the Company Continuing Employees with Tasty or any of its subsidiaries, as the case may be as if such service were with Flowers, for vesting and eligibility purposes (but not for (i) purposes of early retirement subsidies under any Parent Benefit Plan that is a defined benefit pension plan,

(ii) benefit accrual purposes (except for vacation, if applicable) in any Parent Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Effective Time, or (iii) any frozen Parent Benefit Plan); provided, that such service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits or (y) such service was not recognized under the corresponding Tasty employee plan.

Effective upon the closing of the Offer, Flowers agreed to assume the obligations of Tasty to pay (i) certain change of control benefits (as described above under “Employment and Change of Control Agreements”), and (ii) bonuses, if any, to be paid for fiscal year 2011, including without limitation, any amounts to be paid under the AIP.

Under the AIP, Tasty provides executives with an annual opportunity to earn cash incentive awards. The annual awards are based upon Tasty’s performance relative to certain targets established at the beginning of the year. The formula used to calculate each award is the product of (i) the executive’s salary; (ii) the bonus target percentage for the executive; and (iii) a percentage reflecting Tasty’s actual performance relative to the established performance targets (“Payout Percentage”).

For fiscal 2011 awards, the individual bonus target percentages range from 20% to 60% of base salary for the executive officers (Mr. Pizzi (60%), Ms. Bayles (45%), Mr. Ridder (45%), Mr. Weilheimer (40%) and Mr. Brown (20%)). A “Target Award” is determined for each named executive officer, by multiplying his or her individual bonus target percentage by his or her salary. The AIP award for each executive officer is the product of his or her Target Award multiplied by the Payout Percentage.

For fiscal 2011, the performance measure for the AIP for the executives is earnings per share (“AIP EPS”). The potential Payout Percentage for the 2011 AIP ranges from 0% to 250% of the Target Award, with the actual Payout Percentage being determined by interpolation from the target set for achievement of 100% of the Target Award. A level of AIP EPS was set by Tasty’s Compensation Committee of the Board for achievement of 100% of the Target Award. Additionally, a threshold AIP EPS was set for a payout of 50% of the Target Award and a maximum AIP EPS was set for the maximum payout of 250% of the Target Award. If the threshold AIP EPS is not achieved, no AIP Bonus will be payable and, on the other hand, if the maximum AIP EPS is exceeded, the Payout Percentage will remain at 250%. To be eligible to receive an AIP award for 2011, the executive must be employed by Tasty at the end of the 2011 fiscal year.

At this time, the Payout Percentage under the AIP cannot be determined since the metric is dependant upon a year-end result. However, by way of example, if 100% of the Target Award for 2011 was achieved and if the executive officers remained employed by Tasty at the end of the 2011 fiscal year, then Mr. Brown would receive $40,000 and the other executive officers would receive the amounts set forth in footnote 2 under “Summary of Certain Benefits Payable in Connection with the Contemplated Transactions.”

Under the Retirement Plan for Directors, as amended, certain of Tasty’s current non-employee directors who cease to be directors and who reach age 65 with more than 5 years of service, are entitled to receive an annual retirement benefit equal to the amount of the annual cash retainer fee in effect on the date the director ceases to be a director (but not less than $16,000 for directors serving on December 31, 1993). The current annual cash retainer fee is $15,000. The retired directors are entitled to receive this benefit until the earlier of the director’s death or for the number of years of the director’s credited service. Tasty entered into a Trust Agreement with SEI Private Trust Company as Trustee, as successor Trustee to Wachovia Bank, N.A., dated November 17, 1989, for the benefit of the directors (a “Rabbi Trust”). Under the Rabbi Trust, in the event of a “Potential Change of Control” (as that term is defined in the Rabbi Trust), Tasty is obligated to deposit sufficient funds with the Trustee to enable it to purchase annuity contracts to fund the directors’ retirement benefits. By entering into the Merger Agreement, Tasty triggered a Potential Change of Control; however, Tasty did not deposit these funds (approximately $0.7 million) with the Trustee as required by the Rabbi Trust. Instead, pursuant to the terms of the Merger Agreement, immediately after the closing of the Offer, Flowers is required to fund, or to cause Merger Sub to fund, the Rabbi Trust so as to enable the Trustee of the Rabbi Trust to purchase annuity contracts, and thereafter to supplement such funding to the extent necessary to fully fund the cost of such annuity contracts, in accordance with the terms of the Rabbi Trust; provided that if Flowers determines based upon the advice of legal counsel that such funding violates Section 409A, Flowers shall be under no obligation to fund the Rabbi Trust and will instead pay benefits directly to the trust beneficiaries. With respect to the anticipated retirement benefits of Tasty’s current directors, Messrs. Conish, Hellauer, Kozich, Ksansnak, Nevels and West are eligible to receive $15,000 per year (Ms. von Seldeneck is entitled to receive $16,000 per year) from the later of the date they turn 65 years of age or their retirement from the Board until the earlier of the director’s death or the number of years of the director’s credited service.

Director and Officer Indemnification and Insurance

The Merger Agreement provides that Flowers and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation by Tasty existing as of the date of the Merger Agreement in favor of each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of Tasty and its subsidiaries (each an “Indemnified Party”) as provided in the Tasty’s Amended and Restated By-laws, in each case as in effect on the date of the Merger Agreement, or pursuant to the Indemnification Agreements with Ms. von Seldeneck and Mr. Kozich, shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall remain in full force and effect in accordance with their terms and shall not be modified, amended or repealed in any manner that would adversely affect the rights of the Indemnified Parties thereunder with respect to their acts or omissions occurring at or prior to the Effective Time, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.

For six (6) years after the Effective Time, to the fullest extent permitted under applicable law, Flowers and the Surviving Corporation (the “Indemnifying Parties”) agreed under the Merger Agreement to indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time (including in connection with the transactions contemplated by the Merger Agreement), and agreed to reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred, subject to the Surviving Corporation’s receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable law.

Finally, the Merger Agreement provides that the Surviving Corporation shall, and Flowers shall cause the Surviving Corporation to, (i) maintain in effect for a period of six (6) years after the Effective Time, if available, the current policies of directors’ and officers’ liability insurance maintained by Tasty immediately prior to the Effective Time (provided that the Surviving Corporation may substitute therefor policies from an insurer with the same or better credit rating as Tasty’s current insurance carrier of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of Tasty and its subsidiaries when compared to the insurance maintained by Tasty as of April 10, 2011), or (ii) obtain and fully pay for as of the Effective Time “tail” insurance policies with a claims period of six (6) years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of Tasty and its subsidiaries, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement); except that in no event shall the Surviving Corporation be required to expend in any year an amount in excess of 300% of the annual aggregate premiums currently paid by Tasty for such insurance.

Item 4.	The Solicitation or Recommendation.

Recommendation

On April 10, 2011, the Board unanimously, among other things: (i) approved the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that the terms of the Offer and the Merger are fair to, and in the best interest of, Tasty, (iii) determined that it is in the best interests of Tasty and its shareholders that Tasty enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement, and (iv) recommended that Tasty’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if approval of shareholders is required, approve the Merger Agreement and the Merger.

Accordingly, for the reasons described in more detail below, the Board unanimously recommends that Tasty’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if approval of shareholders is required, approve the Merger Agreement and the Merger.

A copy of the letter to Tasty’s shareholders, dated April 21, 2011, communicating the recommendation of the Board, as well as a joint press release, dated April 21, 2011, issued by Tasty and Flowers announcing the Offer, are included as Exhibits (a)(9) and (a)(12) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background of the Merger

The following chronology summarizes the key meetings, conversations and events between Tasty and its representatives and certain third parties and their representatives that led to the signing of the Merger Agreement. This chronology covers only key events leading up to the Merger Agreement, and does not purport to catalogue every conversation between the representatives of Tasty and the representatives of such third parties.

As part of the ongoing evaluation of Tasty’s business, the Board and members of Tasty’s senior management regularly review and assess strategic alternatives available to the company to enhance shareholder value, including potential opportunities for mergers, acquisitions, internal restructurings and dispositions.

On August 18, 2010, Charles Pizzi, Chief Executive Officer of Tasty, met with George Deese, Chairman and Chief Executive Officer of Flowers, and they discussed a variety of topics pertaining to the industry in which Tasty and Flowers operate.

On September 17, 2010 and October 15, 2010, Mr. Pizzi met with Mr. Deese at Flowers’ facilities to discuss the two companies’ operational capabilities and strategic goals, and also to generally discuss whether there might be an opportunity to pursue a strategic transaction involving the two companies.

On November 10, 2010, the Board had a scheduled meeting, and during an executive session, Mr. Pizzi provided a report to the Board regarding his prior meetings with Mr. Deese. The Board authorized Mr. Pizzi, James Ksansnak, Chairman of the Board of Tasty, and James Hellauer, a director of Tasty, to meet with Mr. Deese to further explore Flowers’ potential interest in pursuing a strategic transaction with Tasty.

On November 15, 2010, Messrs. Pizzi, Ksansnak and Hellauer met with Mr. Deese and R. Steve Kinsey, the Chief Financial Officer of Flowers, in West Palm Beach, Florida, to discuss a potential strategic transaction involving Tasty and Flowers. While the target stock price of Tasty maintained by an analyst who followed Tasty was mentioned, no specific valuation was discussed.

On November 16, 2010, Mr. Deese called Mr. Pizzi, and informed him that Flowers had decided not to pursue a strategic transaction with Tasty at that time.

On November 22, 2010, Mr. Ksansnak called Mr. Deese, and both parties agreed to have periodic contact during 2011.

Following unanticipated operational challenges that occurred at Tasty’s new Navy Yard bakery during the months of November and December, the mid-December bankruptcy filing by The Great Atlantic & Pacific Tea Company, Inc., a key customer (“A&P”), and the sharp rise in commodity costs, Tasty’s liquidity situation became extremely tight.

On December 15, 2010, the Board was provided with an update by management regarding Tasty’s liquidity situation, and met with select investment banking firms, including Janney Montgomery Scott, LLC (“Janney” or the “Financial Advisor”). The meetings were to discuss a possible engagement by Tasty to assist in its review of strategic and financial alternatives.

On December 16, 2010, Mr. Ksansnak and Mr. Pizzi met with Janney to provide some background on Tasty, including certain recent developments.

On December 17, 2010, representatives from Tasty met with representatives of the bank group providing Tasty’s $100 million credit facility (the “Bank Group”) to discuss Tasty’s liquidity situation and the ability to obtain additional financing to support Tasty’s ordinary course operations.

On December 22, 2010, Tasty retained Janney to advise Tasty in connection with its evaluation of various possible strategic and financial alternatives.

On January 3, 2011, the Board held a meeting to discuss a press release to be issued relating to Tasty’s financial condition and indicating that Tasty had engaged Janney to assist in its evaluation of various possible financial and strategic options. The Board discussed the fact that on the release date, the press release would be issued before the market opened. The Board authorized Mr. Ksansnak to contact Mr. Deese in the evening of the day prior to the release in order to inform him that such a press release would be issued.

In the evening of January 4, 2011 after the market closed, Mr. Ksansnak called Mr. Deese to inform him that Tasty would be issuing the press release described above before the market opened the following morning. Later that same evening, Mr. Pizzi contacted Mr. Deese to further discuss Flowers’ potential interest in exploring a strategic transaction with Tasty. On January 5, 2011, Tasty issued a press release indicating that Tasty was experiencing extremely tight liquidity due to (i) lower than expected cost savings from the new Navy Yard bakery, (ii) the recent bankruptcy filing by A&P, and (iii) the sharp rise in commodity costs. The press release also explained that the Bank Group had agreed to defer until January 14, 2011 all principal payments and credit facility reductions. In addition, the press release indicated that certain of Tasty’s other lenders and landlords had agreed to defer until January 31, 2011 certain payments due under their loans and leases. In the same press release, Tasty publicly announced that Janney was assisting Tasty in its evaluation of various possible strategic and financial options, including refinancing its long-term debt, raising additional capital, a potential combination with another company as part of the consolidation occurring in the baked goods industry, or a potential sale of the company.

Beginning in early January and over the next several months, Janney contacted 70 potential acquirers and equity investors to solicit their interest regarding an acquisition of, or investment in, Tasty. During this process, 37 of these parties, including Flowers, executed a non-disclosure agreement and received confidential non-public information materials (the “CIM”) on Tasty. Based upon conversations that Janney had with certain of the parties following their review of the CIM, Tasty authorized Janney to invite those parties to meet with Tasty’s senior management team, tour Tasty’s bakeries, and access additional confidential information about Tasty.

Within this same time period, Janney contacted several potential lenders to solicit their interest in support of an acquisition, new equity recapitalization or refinancing. During this process, 15 potential lenders were contacted, and 11 such parties executed a non-disclosure agreement and received the CIM. In addition, Tasty and Janney hosted a listen-only conference call for interested lenders to hear management’s presentation of the key topics covered in the CIM. Following Tasty’s authorization, Janney also permitted interested lenders to access additional confidential information about Tasty. Following the lenders’ evaluation of the CIM, the listen-only conference call, and the additional confidential information, the lenders indicated to Janney that the terms of any new indebtedness that might be offered by them would likely have a maximum leverage less than Tasty’s existing indebtedness and/or have more onerous terms.

On January 12, 2011, the Board held a meeting at which management provided an update regarding the status of the work being performed by Janney, and regarding the non-disclosure agreements that had been entered into with various interested parties. At this meeting, the Board also approved terms for the additional financing to be obtained by Tasty and the amendments and waiver letters to be obtained from certain lenders and landlords.

From mid-December, 2010 through the beginning of January, 2011, Tasty sought to obtain additional financing from the Bank Group to allow Tasty to continue to operate its business in the ordinary course. The Bank Group declined those requests and, as a result, Tasty raised $6.5 million in new public and private debt financing which was announced in a January 14, 2011 press release. Additionally, Tasty entered into a Seventh Amendment to its credit agreement with the Bank Group, pursuant to which the Bank Group (i) accelerated the expiration date of its credit facility to June 30, 2011; (ii) required Tasty to pursue a sale of the company by June 30, 2011; and (iii) agreed to forbear enforcing certain defaults until June 30, 2011 along with deferring all principal payments and credit facility reductions until such date, unless a default were to occur sooner. The covenants in the Seventh Amendment also required Tasty to adhere to a specific timeline for a sale of the company, including requiring that an expression of interest be obtained no later than the week of March 7, 2011 and a definitive agreement be executed by April 29, 2011. On January 14, 2011, certain other lenders and landlords also agreed to defer until June 30, 2011 certain payments due under their loans and leases and waive certain defaults during such period. In the same press release, Tasty publicly announced that it was continuing its evaluation of possible strategic and financial alternatives.

On January 21, 2011, David West, a director of Tasty, had a brief conversation with Mr. Deese at a trade association event. They discussed the January 5, 2011 press release and the possible impact of these developments on Flowers’ interest in acquiring Tasty pursuant to the process being conducted by Janney.

On February 25, 2011, the Board held a meeting and received an update from Janney regarding, among other things, the status of discussions with potential acquirers and equity investors, as well as other potentially available alternatives. As part of the update, Janney indicated that it was anticipating the receipt of preliminary non-binding proposals (“Initial Proposals”) from potential acquirers and equity investors on or around March 3, 2011.

At a meeting of the Board on March 8, 2011, a representative of Stradley Ronon Stevens & Young, LLP, outside legal counsel to Tasty, reviewed the fiduciary duties of directors in the context of considering the various proposals. The Board then received another update from Janney regarding the status of discussions with potential acquirers and equity investors, and to review the Initial Proposals that had been received from ten parties on or around March 3, 2011, all of which were subject to confirmatory due diligence. Janney and the Board made several observations with respect to three of the ten parties’ Initial Proposals, including but not limited to, the observation that those three proposals offered the lowest value. Following additional discussion and based upon advice from Janney, the Board of Directors determined to pursue further discussions with only the other seven parties. Specifically, the Board authorized Janney to contact those seven parties to determine whether they were willing to further improve their proposals, and in certain instances, to request that they clarify the terms of their proposals. Janney proceeded to contact each of these parties for such purposes between March 8, 2011 and March 17, 2011. In response, six of the seven parties resubmitted further improved proposals (each a “Revised Proposal” and collectively the “Revised Proposals”) between March 11, 2011 and March 17, 2011.

On March 17, 2011, the Board held a meeting and received an update from Janney regarding, among other things, the status of discussions with potential acquirers and equity investors, and reviewed the Revised Proposals from the six parties that had submitted them. Each of these Revised Proposals was non-binding and subject to satisfactory completion of confirmatory due diligence. Janney made several observations with respect to the Revised Proposals received from the six parties, including but not limited to the following: (i) four of the six parties’ written proposals, including Flowers’ Revised Proposal (the “Four Parties’ Proposals”) repaid or assumed in full all of Tasty’s existing indebtedness, (ii) three of the Four Parties’ Proposals eliminated or substantially reduced Tasty’s current level of indebtedness (as measured by leverage post-transaction), (iii) three of the Four Parties’ Proposals completed a higher level of due diligence on Tasty and its business than the other parties that submitted Revised Proposals, and (iv) two of the Four Parties’ Proposals provided cash at closing to Tasty’s common shareholders. Based upon its review of the Revised Proposals and the advice of Janney, the Board determined to pursue further discussions with the three parties (Flowers, Party A and Party B) described below.

Flowers’ Revised Proposal provided for acquiring 100% of Tasty’s Common Stock at a price per share of $4.50 in cash (up from its initial proposal of $4.00) and the payment in full of all net indebtedness (approximately $110 million) and other liabilities of Tasty due at closing, including but not limited to the assumption of the accrued pension liability.

Party A’s Revised Proposals provided for investing $65 million in convertible preferred stock (with improved terms from its initial proposal) and arranging $55 million in new senior secured indebtedness to repay or assume all net indebtedness (approximately $110 million) and other liabilities of Tasty, including but not limited to the assumption of the accrued pension liability.

Party B’s Revised Proposal provided for acquiring 100% of Tasty’s Common Stock at a price per share of $3.75 in cash (up from its initial proposal of $2.00) and the repayment or assumption of all net indebtedness (approximately $110 million) and other liabilities of Tasty, including but not limited to the assumption of the accrued pension liability.

With the Board’s authorization following the Board meeting on March 17, 2011, Janney invited Flowers, Party A and Party B to complete their confirmatory due diligence and to submit their final proposals by April 1, 2011. Janney informed Flowers and Party B that their final proposals should be accompanied by a mark-up of a form merger agreement that had been drafted by Tasty’s outside legal counsel. Janney informed Party A that its proposal should be accompanied by an initial draft of a stock purchase agreement and related charter documents. From March 17, 2011 to March 31, 2011, Tasty conducted or hosted over 30 meetings or calls for Flowers, Party A and Party B in support of their confirmatory due diligence.

On March 24, 2011, Mr. Pizzi held a meeting with two managing directors of Party A to address certain of their questions regarding the operations of Tasty, including the status of Tasty’s negotiations of a collective bargaining agreement with a union representing employees at Tasty’s Navy Yard bakery.

On March 25, 2011, Tasty filed Form 12b-25 with the SEC, seeking an extension of time to file its Form 10-K for fiscal year 2010 due to the fact that Tasty needed additional time to finalize its financial statements and related disclosures while it simultaneously pursued various strategic and financial options to address the liquidity issues facing it. The filing also indicated that Tasty’s Form 10-K for fiscal year 2010 would include an explanatory paragraph from Tasty’s auditor, expressing substantial doubt about Tasty’s ability to continue as a going concern.

On March 26, 2011, Mr. Deese called Mr. Pizzi to discuss certain aspects of Tasty’s business operations, including the status of Tasty’s negotiations of a collective bargaining agreement with a union representing employees at Tasty’s Navy Yard bakery.

On March 28, 2011, Mr. Ksansnak called Mr. Deese regarding the process for final proposals and the need for proposals to be submitted in a timely manner and represent a best and final offer.

On March 29, 2011, Janney received from Party B its proposed changes to the form of merger agreement prepared by Tasty’s outside counsel.

On March 30, 2011, Mr. Ksansnak returned a phone call from Mr. Deese, at which time Mr. Deese noted two specific concerns: (i) Flowers wanted preliminary data on certain aspects of Tasty’s financial performance for the first quarter of 2011, and (ii) a contract with a union representing employees at Tasty’s Navy Yard bakery needed to be finalized before the Merger Agreement would be signed by Flowers. Later that day, Mr. Ksansnak called Mr. Deese and informed him that the requested information would be supplied, and provided a status report on union negotiations.

On March 31, 2011, Mr. Deese called Mr. West and they discussed some key issues relating to Flowers’ consideration of submitting a final proposal and the potential benefits of a business combination.

On March 31, 2011, the day before the deadline for final proposals, Janney received phone calls from Party A and Party B. Party A informed Janney that it was not going to submit a final proposal. Party B informed Janney that based upon its confirmatory due diligence, it would not be improving its Revised Proposal. Party B also informed Janney that it was contemplating an alternative transaction structure that differed from its Revised Proposal. On that same day, Janney informed Mr. Ksansnak and Mr. Pizzi of such events.

On March 31, 2011, Mr. Pizzi received a call from a senior executive of Party B regarding the new proposal being contemplated by Party B.

On April 1, 2011, Janney received an updated proposal from Flowers, reflecting an increase in the proposed offer price from $4.50 to $5.00 per share of Common Stock, and continuing to reflect the payment in full of all indebtedness and other liabilities of Tasty due at closing, including but not limited to the assumption of the accrued pension liability. Additionally, Flowers indicated that it had completed its confirmatory due diligence, subject to review of Tasty’s Disclosure Letter to the Merger Agreement. Flowers’ proposal also included its proposed revisions to the Merger Agreement that had been drafted by Tasty’s outside counsel. Also on April 1, 2011, Party B provided a final proposal with terms that were inferior to its Revised Proposal.

At a Board meeting on April 5, 2011, the Board received another update from Janney to review the final proposals received, including the latest events pertaining to the proposal process of Flowers, Party A and Party B. Several observations were noted by Janney and the Board, including but not limited to the following: (i) Flowers improved its proposal to acquire 100% of Tasty’s Common Stock at a price per share of $5.00 in cash (up from its Revised Proposal of $4.50), (ii) Flowers confirmed completion of its due diligence review of Tasty, subject to review of Tasty’s Disclosure Letter, which was not previously available, (iii) Flowers provided a draft of the Merger Agreement in a form it deemed executable, subject to review of Tasty’s Disclosure Letter, (iv) Party A did not submit a final proposal and the terms of Party B’s final proposal were inferior to its Revised Proposal, and (v) Party B did not confirm completion of its due diligence review of Tasty. Further, Janney also reviewed with the Board Tasty’s other alternatives, including the unlikely prospect of a viable alternative refinancing of Tasty’s existing indebtedness, and the prospect of receiving other proposals from other strategic or financial acquirers and investors. The Board also discussed the impact of the proposed transaction with Flowers on various constituencies, including shareholders, employees, local communities and Tasty’s city and state lenders. Based upon its review of the various alternatives, the execution risks and the liquidity and other risks facing Tasty at the time, the Board determined to pursue further discussions with Flowers and finalize all negotiations, including the Merger Agreement, with the intent of signing and announcing the parties’ agreement by April 11, 2011. Janney then contacted and spoke to Mr. Deese and communicated Tasty’s desire to continue discussions with Flowers.

Following Janney’s conversation with Mr. Deese on April 5, 2011, members of the Flowers team, including Flowers’ financial advisors and legal advisors, held several calls with members of Tasty’s senior management, Janney and Stradley Ronon over the next several days in an effort to finalize the Merger Agreement for execution by April 11, 2011.

On April 5, 2011, Stradley Ronon transmitted a revised draft of the Merger Agreement to Flowers’ counsel, Jones Day.

On April 7, 2011, Jones Day transmitted a revised draft of the Merger Agreement to Stradley Ronon, and the parties and counsel conducted negotiations by conference call.

On April 7, 2011, Mr. Ksansnak and Mr. Pizzi contacted Janney to explain that Tasty had been contacted by one of Tasty’s material customers with regard to a likely adverse change in status of Tasty’s historical business with that customer (the “Initial Customer Status Update”) and indicated that Janney should inform Flowers of this development.

At a Board meeting on April 7, 2011, Mr. Pizzi informed the Board of the development with regard to the Initial Customer Status Update. The Board agreed that Janney and Mr. Pizzi should notify Flowers of this development. The Board also discussed the potential ramifications of such development. Additionally, at the Board meeting, representatives of Stradley Ronon summarized the terms of the Merger Agreement and the tender offer process. The Board also discussed the major unresolved issues of the negotiation of the Merger Agreement.

On April 7, 2011, Janney and Mr. Pizzi together contacted Mr. Deese to provide a status update, including an overview of the Initial Customer Status Update. In response to a request from Flowers, Tasty agreed to host a follow-up call on April 7, 2011 with several representatives from Flowers to further review and discuss the Initial Customer Status Update.

On April 8, 2011, Stradley Ronon transmitted a revised draft of the Merger Agreement to Flowers and Jones Day.

On April 8, 2011, Flowers’ representatives expressed concern to Janney about the Initial Customer Status Update, and provided several new information requests upon which the prospect of Flowers moving forward on its final proposal was conditioned. Tasty and Janney worked to promptly respond to these new information requests from Flowers and its representatives.

Later on April 8, 2011, Tasty contacted Janney and explained that Tasty had received confirmation from the material customer at issue that the previously contemplated change in status had been withdrawn, and that Tasty’s relationship with the customer would remain the same (the “Second Customer Status Update”). On April 8, 2011, Tasty authorized Janney to share this information with Flowers and its representatives, which Janney subsequently did on April 8, 2011.

Also on April 8, 2011, Mr. Ksansnak called Mr. Deese to discuss various topics. In particular, they discussed the vote to ratify a union contract that was set for the next day, the Second Customer Status Update, the new information requests made by Flowers, and information regarding Tasty’s draft Form 10-K for fiscal year 2010. They also discussed the fact that Tasty was prepared to sign the Merger Agreement subject to approval by the Board, and that time was of the essence.

On the morning of April 9, 2011, representatives of Flowers contacted Janney to reiterate Flowers’ concern over the Initial Customer Status Update, despite the receipt of the Second Customer Status Update.

Around mid-day on April 9, 2011, Mr. Pizzi and Mr. West contacted Mr. Deese to review the Initial Customer Status Update and the Second Customer Status Update, to further discuss the tenor of Tasty’s current relationships with its other key customers, and to discuss the timing of the transaction.

Later on April 9, 2011, Janney contacted Flowers’ general counsel to notify him that the collective bargaining agreement with a union representing employees at Tasty’s Navy Yard bakery had been ratified.

In the late afternoon on April 9, 2011, Janney was contacted by a Flowers representative. The Flowers representative indicated that Flowers had concluded its due diligence with respect to the Initial Customer Status Update and the Second Customer Status Update, and that Flowers had determined that it would move to finalize all required documentation and other details necessary to sign the Merger Agreement, subject to Tasty’s acceptance of a revised offer of $4.00 per share of Common Stock. Mr. Deese also contacted Mr. Ksansnak around this time to inform him of the revised offer. Mr. Ksansnak informed Mr. Deese that he needed to discuss this information with Tasty’s Board.

Later on April 9, 2011, Janney contacted Mr. Pizzi and then hosted a call with Mr. Pizzi, Mr. Ksansnak and Mr. West to provide an update. On the Janney hosted call, Mr. Ksansnak indicated that he had received a call from Mr. Deese with substantially the same message that Janney had received from the Flowers representative described above. Mr. Ksansnak consulted with various Board members, and subsequently called Mr. Deese and informed him that he would be recommending to the Board to accept Flowers’ proposal. Janney contacted Flowers’ representatives to deliver substantially the same message conveyed by Mr. Ksansnak.

Later on April 9, 2011, Jones Day transmitted a revised draft of the Merger Agreement to Tasty and Stradley Ronon.

On April 10, 2011, Stradley Ronon transmitted a revised draft of the Merger Agreement to Jones Day, and later that same day after several calls to negotiate final terms, Stradley Ronon transmitted the final draft of the Merger Agreement to Jones Day.

On April 10, 2011, the Board held a special meeting during which the latest offer from Flowers was discussed, as well as the status of discussions pertaining to the Merger Agreement. At the meeting, representatives of Janney delivered their oral opinion to the Board, which was subsequently confirmed in writing, to the effect that as of the date thereof, and subject to and based upon the various qualifications and assumptions set forth in its written opinion, the consideration to be received by the shareholders pursuant to the Merger Agreement was fair, from a financial point of view, to such shareholders. The full text of the written opinion of Janney, dated April 10, 2011, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in connection with the opinion, is attached hereto as Annex I. Following further deliberations, the Board then determined it was in the best interests of Tasty and its shareholders to enter into the Merger Agreement with Flowers. Accordingly, the Board unanimously (i) determined that it is in the best interests of Tasty and its shareholders to enter into the Merger Agreement, (ii) approved the execution and delivery by Tasty of the Merger Agreement, and (iii) resolved to recommend that the shareholders accept the Offer, tender their Shares to Flowers pursuant to the Offer and, if required by the applicable provisions of Pennsylvania law, adopt the Merger Agreement. After the Board meeting adjourned, the parties executed and delivered the Merger Agreement.

On April 11, 2011, before the U.S. stock markets opened, Tasty and Flowers jointly announced the transaction.

Reasons for Recommendation.

In approving the Contemplated Transactions and making its recommendation that all shareholders tender their Shares pursuant to the Offer, the Board considered a number of factors, including the following:

•

Premium to Market Price. The Board considered that the Offer Price of $4.00 per Share represented a premium of 148% over the $1.61 closing sales price for the Shares as quoted on the Nasdaq Stock Market on April 8, 2011, the last trading day before the execution of the Merger Agreement was announced.

•	Cash Consideration. The Board considered that the Offer Price consideration is all cash, which provides certainty of value to Tasty’s shareholders.

•

Tasty’s Financial Condition and Liquidity. The Board considered Tasty’s financial condition, including its extremely tight liquidity and the going concern qualification on Tasty’s December 25, 2010 financial statements issued by its independent registered public accounting firm, along with the prospect that it would be unable to make significant payments due to its lenders and landlords on June 30, 2011 as further described in Tasty’s filings with the SEC.

•

Condition Imposed by Bank Covenants. The Board also considered the requirements and deadlines imposed by its lenders under the January 14, 2011 amendment to Tasty’s Bank credit facility, including accelerating the maturity date of this facility from September 1, 2012 to June 30, 2011 and requiring Tasty to engage in a process (pursuant to an agreed upon timeline with milestones) to consummate a sale of Tasty by June 30, 2011 in an amount sufficient to pay all of the Tasty’s obligations under this credit facility and all transaction costs. In addition to the June 30, 2011 deadline to close a sale of Tasty, the lenders also placed deadlines on Tasty to (i) receive an expression of interest by the week of March 7, 2011, and (ii) execute a definitive agreement for a sale of Tasty by April 29, 2011.

•

Assumption of Liabilities. The Board considered the fact that all outstanding indebtedness to banks and other lenders, along with other creditors such as suppliers, would be assumed as part of the Contemplated Transactions. The Board also considered that several other significant liabilities would also be assumed as part of the Contemplated Transactions, including Tasty’s underfunded pension and other post-retirement and post-employment obligations.

•

Review of Strategic Alternatives. The Board considered that it had engaged in an extensive process utilizing the services of the investment banking firm of Janney to identify other potential strategic and financial alternatives. The Board considered the possible alternatives to the offer made by Flowers and the perceived risks of those alternatives, the range of potential benefits of these alternatives and the timing and likelihood of accomplishing the goals of such alternatives, as well as the Board’s assessment that none of the alternatives were reasonably likely to present superior opportunities for Tasty to create greater value for shareholders, taking into account risks to the successful completion of a transaction as well as business, competitive, industry and market risks. The Board also considered the risk of Flowers terminating its bid, particularly in light of the deadlines placed on Tasty by its lenders and the negative impact on its liquidity and on the morale of employees if a transaction was not announced before Tasty filed its Form 10-K with the SEC on the filing deadline of April 11, 2011. At the conclusion of such process, the Board believed, in light of the facts described above, the value offered to shareholders in the Offer and the Merger was more favorable to the shareholders of Tasty than the value offered by any other proposed transaction.

•

Opinion of Financial Advisor. The Board considered the analyses provided by the Financial Advisor at the April 10, 2011 meeting of the Board, including its written opinion dated April 10, 2011 to the Board that, as of that date and subject to assumptions and other limitations set forth therein, the Offer Price to be received by the holders of the Shares pursuant to the Offer and the Merger is fair to such holders from a financial point of view (see “Opinion of Financial Advisor,” as well as the full text of the Financial Advisor opinion attached as Annex I hereto, for the assumptions and limitations set forth in the Financial Advisor opinion).

•

Tender Offer Structure. The Board considered the fact that the transaction is structured as a tender offer, which can be completed, and the cash Offer Price can be delivered to Tasty’s shareholders, on a prompt basis, following satisfaction of the conditions to the Offer, with a second step Merger in which shareholders who do not tender their Shares in the Offer will receive cash consideration equal to the Offer Price (subject to applicable withholding of taxes). The Board also considered the fact that the Merger could be consummated even more promptly using a “short form merger” if at least eighty percent (80%) of the outstanding shares of Tasty’s Common Stock (assuming conversion of all deferred stock units) are owned by Flowers and its affiliates prior to the Merger. These considerations were viewed in light of the significant payments due to lenders and landlords on June 30, 2011.

•

Likelihood of Completion. The Board considered the likelihood that the Offer and the Merger would be consummated, including consideration of Flowers’ experience, reputation and financial condition, and the fact that the Offer and Merger are not subject to any financing contingencies.

•

Intent to Maintain Local Presence. The Board considered Flowers’ stated intention to continue, and possibly expand, operations at Tasty’s bakeries in Philadelphia and Oxford, Pennsylvania, along with the positive impact that such continued operations could have for Tasty’s current employees, independent sales distributors and their local communities.

•

Expansion of Market. The Board considered the fact that with Flowers’ experience and greater financial resources, Tasty’s product line would be marketed over a broader geographic area, which is anticipated to result in continued and possibly expanded operations at Tasty’s bakeries. The Board also considered the likelihood that the synergies between Flowers’ and Tasty’s products would provide Tasty’s independent sales distributors with new opportunities for growing the value of their routes.

•

Tasty’s Operating Performance and Risks of Remaining Independent. The Board considered Tasty’s current and historical financial condition and results of operations, and the business of Tasty, as well as Tasty’s near and long term prospects and strategic objectives. The Board considered its familiarity with, and management’s view of, Tasty’s prospects if it were to remain independent, including the risks and benefits inherent in remaining independent, including its financing requirements, its ability to increase revenues within and outside its core markets, and the nature of its competitive position in these markets.

•

Terms of the Merger Agreement. The Board considered the fact that the terms of the Merger Agreement were determined through arm’s-length negotiations between Tasty and Flowers. Among other provisions of the Merger Agreement considered important by the Board were:

•

the “fiduciary out” provisions that permit the Board to engage in negotiations with third parties who might make an unsolicited proposal to acquire Tasty that the Board believes in good faith constitutes, or would reasonably be expected to result in, a “superior proposal” (generally defined to mean a proposal from a third party that is (i) more favorable to Tasty and its shareholders than the Contemplated Transactions, and (ii) reasonably capable of being completed);

•	the limited conditions to closing of the Offer and the Merger;

•

the provisions stating that Flowers will be required to extend the Offer, at Tasty’s request, for seven business days beyond the initial expiration date of the Offer if the conditions to the completion of the Offer are not satisfied as of such date; and

•	the provisions permitting the Board to seek specific performance of the Merger Agreement by Flowers.

The Board also considered a variety of issues and risks in its deliberations, including the following:

•	No Shareholder Participation in Future Growth. Tasty’s shareholders will have no continuing equity interest in Tasty and, therefore, will not participate in any potential future growth or earnings;

•	Restrictions on Soliciting Proposals. The Merger Agreement imposes restrictions on soliciting competing acquisition proposals;

•

Termination Fee. The Merger Agreement includes a $3.8 million termination fee, which is payable by Tasty to accept a “superior proposal,” and this would make it more costly for any other potential purchaser to acquire Tasty;

•

Effect of Failure to Complete Transactions. There are significant risks and costs to Tasty if the Merger is not consummated, particularly given the obligation to make significant payments on June 30, 2011;

•

Management Retention. Flowers did not offer any employment terms or agreements to senior management of Tasty, and Flowers did not provide any assurances that senior management of Tasty would be retained following the closing of the Contemplated Transactions;

•

Potential Conflicts of Interest. The executive officers and directors of Tasty may have interests in the Contemplated Transaction, including the Offer and the Merger, that are different from, or in addition to, those of Tasty’s shareholders. See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”); and

•	Taxable Consideration. The cash consideration to be received by Tasty’s shareholders in the Offer and Merger is taxable.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Contemplated Transactions. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations. In addition, individual members of the Board applied his or her own personal judgment to the process and may have given different weights to different factors. After weighing these considerations, the Board, by unanimous vote, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger are, in the belief of the Board, in the best interests of Tasty, its shareholders and certain other constituencies the Board believes are appropriate in the circumstances. In light of the foregoing, the Board also approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that Tasty’s shareholders tender their Shares in the Offer and, as required by applicable law, approve and adopt the Merger Agreement and the Merger.

Opinion of Financial Advisor

The Board retained Janney to act as (i) its financial advisor in connection with the possible sale of all or substantially all of the outstanding Common Stock, or all or a substantial part of the assets, of Tasty (a “Sale”) and (ii) exclusive placement agent in connection with a potential offering of Tasty’s equity or debt securities to institutional “accredited investors” as such term is defined in Regulation D promulgated under the 1933 Act (an “Offering” and, together with a Sale, a “Transaction”) and, if requested, to render to the Board an opinion as to the fairness, from a financial point of view, to the holders of shares of Common Stock (other than Flowers and Merger Sub) of the consideration to be paid to such holders in any proposed Transaction. On April 10, 2011, during a meeting of the Board, Janney rendered an oral opinion, which was confirmed by delivery of a written opinion dated April 10, 2011, to the effect that, as of that date and based upon and subject to the various considerations set forth in its opinion, the consideration of $4.00 per share (the “Per Share Consideration”) to be paid to Tasty’s shareholders pursuant to the Offer and Merger was fair, from a financial point of view, to the holders of Common Stock (other than Flowers and Merger Sub).

The full text of the written opinion of Janney dated April 10, 2011 is attached as Annex I to this Schedule 14D-9. Janney’s opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken by Janney in rendering its opinion. Janney’s opinion was prepared for and directed to Tasty’s Board and addresses only the fairness, from a financial point of view, as of the date of the opinion, of the Per Share Consideration of $4.00 per share to be paid to the shareholders pursuant to the Merger Agreement. Janney’s opinion did not address any other aspects of the Offer and Merger and did not constitute a recommendation to the Board or any shareholder as to whether such shareholder should tender its Shares, or how such shareholder should vote (should a vote be required to consummate the Merger) or act with respect to the Offer and Merger. The summary of Janney’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Shareholders are encouraged to carefully read the full text of Janney’s written opinion in its entirety.

In arriving at its opinion, Janney, made such reviews, analyses, and inquiries as Janney deemed necessary and appropriate under the circumstances including, among other things, the following:

•	reviewed publicly-available information such as annual reports, quarterly reports and SEC filings of Tasty;

•

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Tasty, including certain historical financial adjustments and financial forecasts prepared by the management of Tasty;

•	discussed Tasty’s historical financial performance, current financial position and general prospects with members of Tasty’s senior management team;

•	reviewed the proposed financial terms of the Offer and the Merger, as set forth in the draft Merger Agreement;

•	considered the results of efforts to solicit indications of interest and definitive proposals from third parties with respect to a possible acquisition of Tasty;

•	reviewed the current and historical market price ranges and trading activity of Tasty’s Common Stock;

•	to the extent deemed relevant, analyzed information of certain other selected public companies and compared Tasty from a financial point of view to these other companies;

•

to the extent deemed relevant, analyzed information of certain other selected merger and acquisition transactions and compared the Offer and Merger from a financial point of view to these other transactions to the extent information concerning such transactions was publicly available; and

•

discussed with certain members of senior management of Tasty the strategic aspects of the Offer and Merger, including, but not limited to, past and current business operations, financial condition and prospects (including their views on the risks and uncertainties of achieving Tasty’s Projections (as defined below)).

In Janney’s review and analysis and in rendering its opinion, Janney relied upon the accuracy and completeness of all of the financial and other information that was available to Janney from public sources, that was provided to Janney by Tasty or its respective representatives or that was otherwise reviewed by Janney and assumed such accuracy and completeness for purposes of rendering its opinion. Janney further relied on the assurances of management of Tasty that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Janney was not asked to and did not undertake any independent verification of any of such information and Janney did not assume any responsibility or liability for the accuracy or completeness thereof. Janney did not make or obtain an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of Tasty or any of its affiliates or subsidiaries. No limitations were imposed by the Board with respect to the investigations made or procedures followed by Janney in rendering its opinion.

With respect to the projections that were prepared by Tasty’s management and provided to Janney (“Projections”), Tasty’s management has confirmed to Janney that they were prepared in good faith and reflecting the best currently available estimates and judgments of such management of the future financial performance of Tasty assuming it continues as a going concern, and Janney has assumed that such performance will be achieved for the periods presented. Janney expressed no opinion as to such financial Projections or the assumptions on which they are based. Janney has assumed in all respects material to its analyses that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent to the Merger Agreement are not waived and that the Offer and Merger will be consummated in a timely manner in accordance with the terms described in the Merger Agreement in the form provided to Janney without any amendments or modifications thereto.

Janney’s opinion was rendered on the basis of market, economic and other conditions prevailing as of the date of its opinion and on the conditions and prospects, financial and otherwise, of Tasty, as they existed and were known to Janney on the date of its opinion and Janney assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the opinion. Janney’s opinion is furnished solely for the use and benefit of the Board in connection with its consideration of the Offer and Merger, and does not constitute a recommendation to any shareholder of Tasty as to whether such shareholder should tender its shares, or how such shareholder should vote (should a vote be required to consummate the Merger) or act with respect to the Offer and Merger. Janney’s opinion also may not be relied upon by any creditors or other stakeholders of Tasty. Janney’s opinion is directed only to the fairness, from a financial point of view, as of April 10, 2011, of the Per Share Consideration to be received by holders of shares of Common Stock (other than Flowers and Merger Sub) and does not address the fairness of the Offer and Merger to, or any consideration received in connection therewith by, or the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Tasty, whether relative to the Per Share Consideration or otherwise. Janney did not express any opinion as to the impact of the Offer and Merger on the solvency or viability of Tasty, any of the other parties to the Merger Agreement or Flowers or their ability to pay their debts when they become due.

Janney’s opinion does not address, among other things, (i) the relative merits of the Offer and Merger as compared to other business strategies or transactions that might be available to Tasty or Tasty’s underlying business decision to effect the Offer and Merger, (ii) the underlying business decision of Tasty or any other party to proceed with or effect the Offer and the Merger or (iii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Offer and the Merger or otherwise (other than the Per Share Consideration to the extent expressly specified in its opinion). In rendering its opinion, Janney assumed, with Tasty’s consent, that (i) the final executed form of the Merger Agreement would not differ in any material respect from the draft dated April 8, 2011 that Janney received on April 9, 2011 and reviewed, (ii) Tasty, Flowers and Merger Sub will comply with all material terms of the Merger Agreement, and (iii) the Offer and Merger will be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof. Janney has also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and Merger, will be obtained without any material adverse effect on Tasty, Flowers or Merger Sub or the Offer and Merger. Janney’s opinion was approved by a fairness opinion committee of Janney.

The following is a summary of the material financial analyses performed by Janney and discussed with the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Janney, nor does the order of analyses described represent relative importance or weight given to those analyses by Janney. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Janney’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 10, 2011 (the date on which Janney completed its analyses) and is not necessarily indicative of current market conditions.

The valuation methodologies Janney utilized in the analyses below assume Tasty’s continuation as a going concern.

Transaction Premiums

Janney compared for illustrative purposes the Per Share Consideration in relation to the market prices of the Common Stock over selected dates and selected periods.

The Per Share Consideration represented:

•	A premium of 148.4% to the closing price on April 8, 2011, the last trading day prior to when the opinion was delivered;

•	A premium of 46.8% to the three month volume-weighted average trading price of $2.72 prior to April 8, 2011;

•	A premium of 24.4% to the six month volume weighted-average trading price of $3.21 prior to April 8, 2011; and

•	A premium of 6.1% to the one year volume weighted-average trading price of $3.77 prior to April 8, 2011.

Public Company Analysis

Janney reviewed and compared certain financial information, ratios and public market multiples for Tasty to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the baked goods and snack foods industry:

Aryzta AG

Grupo Bimbo, S.A.B. de C.V.

Flowers Foods, Inc.

Snyder’s-Lance, Inc.

J&J Snack Foods Corp.

Golden Enterprises, Inc.

Although none of the selected companies is directly comparable to Tasty, the selected companies were chosen because they had publicly-traded equity securities and were deemed to be similar to Tasty in one or more respects including the nature of their business, operations and products. No specific numeric or other similar criteria were used to select the selected companies and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a significantly larger or smaller company with substantially similar lines of businesses and business focus may have been included while a similarly sized company with less similar lines of business and greater diversification may have been excluded. Janney identified a sufficient number of companies for purposes of its analysis but may not have included all companies that might be deemed comparable to Tasty. Janney calculated and compared various financial multiples and ratios based on recent publicly available financial data and Bloomberg estimates and/or other investment firm research. The multiples and ratios of Tasty and the selected companies were calculated using the closing price of each company’s shares on April 8, 2011.

Janney reviewed, among other things, aggregate values of the selected companies, calculated as market capitalization based on closing stock prices as of April 8, 2011 plus total debt less cash and cash equivalents, as a multiple of actual net sales for the latest twelve month period and estimated net sales for calendar year 2011 and actual earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the latest twelve month period and estimated EBITDA for the calendar year 2011. Janney also reviewed the ratio of share price to actual earnings per share for the latest twelve month period and estimated earnings per share for calendar year 2011.

Using the low/high reference ranges for the benchmarks set forth below and financial information provided by Tasty, Janney determined implied enterprise values for Tasty, and then subtracted total debt less cash and cash equivalents, to determine implied equity values. These analyses indicated the ranges of implied values per share of Common Stock set forth opposite the relevant benchmarks below, compared, in each case, to the Per Share Consideration.

The following table presents the results of this analysis:

Public Company Multiples

	Low	High	Implied Share Price
EV / FY11E – Net Sales	0.97x	1.12x	$9.44		$12.78
EV / LTM – Adjusted Net Sales	0.33x	1.34x	$0.00		$14.53
EV / LTM – Net Sales	0.33x	1.34x	$0.00		$13.94
EV / FY11E – Adjusted EBITDA	7.2x	9.3x	$11.11		$18.10
EV / LTM – Adjusted EBITDA	4.8x	10.5x	$0.00		$5.61
EV / LTM – EBITDA	4.8x	10.5x	NMF	(1)	NMF
P / FY11E – Adjusted Earnings	11.4x	19.5x	$12.87		$21.97
P / LTM – Adjusted Earnings	10.2x	25.5x	NMF		NMF
P / LTM – Earnings	10.2x	25.5x	NMF		NMF

(1)	NMF = Not a meaningful figure.

Precedent Transactions Analysis

Janney analyzed certain information relating to the following selected transactions in the baked goods and snack foods industry that have been completed since 2006 with aggregate enterprise values between $23 million and $2.4 billion.

These transactions (listed by acquirer/target and date of closing) were:

Date Closed	Acquirer	Target
12/06/10	Lance, Inc.	Snyder’s of Hanover
07/08/10	Aryzta AG	Fresh Start Bakeries
03/19/10	CSM Bakery Supplies North America	Best Brands Corporation
01/21/09	Grupo Bimbo	Weston Foods
08/11/08	Flowers Foods	Holsum Bakery, Inc.
08/04/08	Flowers Foods	Southern Bakeries, Inc.
04/01/08	Vivartia SA	Nonni’s Food Company
03/19/07	Ralcorp Holdings	Bloomfield Bakers
11/02/06	IAWS Group	Otis Spunkmeyer Holdings
05/11/06	Dawn Food Products	Countryside Baking Co.
03/31/06	Sara Lee Corp.	Butter Krust Baking Co.
02/18/06	Flowers Foods	Derst Baking Company

Although none of the target companies is directly comparable to Tasty, the selected transactions were selected because the target companies were deemed to be similar to Tasty in one or more respects including the nature of their business, operations and products. Except as indicated above, no specific numeric or other similar criteria were used to select the selected transactions and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a transaction involving the acquisition of a significantly larger or smaller company with substantially similar lines of businesses and business focus may have been included while a transaction involving the acquisition of a similarly sized company with less similar lines of business and greater diversification may have been excluded. Janney identified a sufficient number of transactions after January 1, 2006 for purposes of its analysis but may not have included all transactions that might be deemed comparable to the Offer and Merger.

For each of the selected transactions, Janney calculated and compared the enterprise value as a multiple of the latest twelve months of net sales and EBITDA, using publicly available data, and then calculated the low and high of these multiple values for all transactions.

The following table presents the results of this analysis:

Precedent Transaction Multiples

	Low	High	Implied Share Price
EV / LTM – Adjusted Net Sales	0.70x	1.71x	$1.55	$22.07
EV / LTM – Net Sales	0.70x	1.71x	$1.24	$21.32
EV / LTM – Adjusted EBITDA	8.1x	11.7x	$1.46	$7.69
EV / LTM – EBITDA	8.1x	11.7x	NMF	NMF

Using the low/high reference ranges for the benchmark set forth above, Janney determined implied enterprise values for Tasty and calculated implied equity values in the same manner as with respect to the Comparable Public Company analysis described above.

Illustrative Leverage Buyout and Discounted Cash Flow Analysis

Janney performed an illustrative leveraged buyout analysis and an illustrative discounted cash flow analysis.

The purpose of the illustrative leveraged buyout analysis was to estimate the theoretical purchase price that a financial buyer could pay in an acquisition of Tasty. Janney assumed that the capital structure of Tasty that would result from the theoretical transaction would differ from Tasty’s current capital structure and employ total leverage of 4.0x EBITDA, and that such a financial buyer would attempt to realize a return on its investment in fiscal year 2016. Estimated financial data for Tasty was based on the Projections, which covered the ten months of 2011 and the years 2012 through 2016. Estimated exit values for Tasty were calculated by applying an exit value multiple range of 8.0x to 10.0x to fiscal year 2016 EBITDA, as such 2016 EBITDA was estimated by Tasty management. Janney then derived a range of theoretical purchase prices based on an assumed required internal rate of return for an equity investor of between 22.5% and 27.5% and for a subordinated debt investor of between 14.0% and 18.0%. This analysis implied a value range of $2.69 per share to $6.84 per share.

With respect to the illustrative discounted cash flow analysis, Janney calculated indications of the net present value of free cash flows for Tasty for ten months of 2011 and the years 2012 through 2016. Janney calculated illustrative value indications per share of Common Stock using the Projections and illustrative terminal value indications in the year 2016 based on terminal multiples ranging from 8.0x 2016E EBITDA to 10.0x 2016E EBITDA. The annual free cash flows and the terminal values were discounted to illustrative present values using discount rates ranging from 15.0% to 17.0%, reflecting estimates of Tasty’s weighted average cost of capital. This analysis resulted in a range of illustrative per share value of $6.35 to $11.27.

Premiums Paid Analysis

Janney calculated the low and high price premiums paid per share relative to the market closing price of target companies on April 8, 2011 for announced and completed cash transactions involving target companies in the United States in all industries (except financial institutions) since January 1, 2009 with market capitalizations less than $250 million, using publicly available historical data but excluding transactions with undisclosed values. Based on this information, Janney then calculated the high and low of these implied premiums values for one day, one week and one month prior to Tasty’s share price on April 8, 2011.

The following table presents the results of this analysis:

Premiums Paid Percentages

	Premiums		Implied Share Price
1 Day	0.2%	172.3%	$1.61	$4.38
1 Week	2.0%	173.0%	$1.85	$4.94
1 Month	3.3%	214.3%	$1.96	$5.97

General

The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a result, neither the fairness opinion nor its underlying analyses are necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses without considering the analyses as a whole, could create an incomplete view of the processes underlying Janney’s opinion. In arriving at its fairness determination, Janney considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Janney made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Accordingly, Janney believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Janney’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, Janney considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. Janney’s analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond Tasty’s control. Janney’s analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Tasty, Flowers, Janney or any other person assumes responsibility if future results are materially different from those forecast.

Janney’s opinion and financial analyses provided to Tasty’s Board in connection with their respective evaluation of the Per Share Consideration were among many factors considered by the Board in its evaluation of the Merger and should not be viewed as determinative of the views of the Board or management with respect to the Merger or the consideration payable in the Merger. Janney was not requested to, and it did not, recommend the specific consideration payable in the Merger. The decision to enter into the Merger Agreement was solely that of the Board. Janney, as part of its investment banking business, is engaged in the valuation of companies and their securities in connection with mergers and acquisitions. Janney has acted as financial advisor to Tasty in connection with the Offer and Merger, and has participated in certain of the negotiations with respect thereto, and will receive a customary fee for its services, a substantial part of which is contingent upon the successful completion of the Offer and Merger. Janney will also receive a customary fee for rendering its opinion (which fee is not contingent on the successful completion of the Offer and Merger). Tasty has agreed to reimburse certain of Janney’s expenses and to indemnify Janney for certain liabilities arising out of Janney’s engagement and rendering its opinion. At Tasty’s request, Janney contacted third parties to solicit indications of interest in a possible transaction with, or investment in, Tasty and held discussions with certain of these parties prior to the date of its opinion. In addition, in the ordinary course of our business as a broker-dealer, Janney may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of Tasty for Janney’s own account or for the accounts of Janney’s customers.

Projections

In connection with its sales process, Tasty provided potential acquirors certain prospective financial information regarding Tasty. The summary of such information is included below solely to give shareholders access to the same information that was made available to Flowers and is not included in this Schedule 14D-9 in order to influence any shareholders to make an investment decision with the respect to the Offer or Merger, including whether or not to seek dissenters rights (if applicable) with respect to their Shares. Moreover, Tasty provided the projections below for 2010 to Flowers in January 2011. However, since such time Tasty has made publicly available its actual results of operations via its Form 10-K for its fiscal year ended December 25, 2010, which included an explanatory paragraph from Tasty’s independent registered public accounting firm expressing substantial doubt about Tasty’s ability to continue as a going concern. Accordingly, shareholders should review Tasty’s Form 10-K for its fiscal year 2010 to obtain this information. Shareholders can access this Form 10-K on the SEC’s website, which is provided below.

Tasty does not as a matter of course make public projections as to future performance, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Tasty’s management provided certain projections regarding Tasty’s possible future results of operations for 2010 and 2011 to Flowers in connection with Flowers’s due diligence review of Tasty (the “2010/2011 Projections”).

The 2010/2011 Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or generally accepted accounting principles. (“GAAP”). Neither Tasty’s independent auditors, nor any other independent public accounting firm have compiled, examined, or performed any procedures with respect to the prospective financial information contained in the 2010/2011 Projections nor have they expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy. Furthermore, the 2010/2011 Projections do not take into account any circumstances or events occurring after the date they were prepared. The inclusion of the 2010/2011 Projections herein will not be deemed an admission or representation by Tasty that they are viewed by Tasty as material information of Tasty. The 2010/2011 Projections should not be regarded as an indication that Tasty, or any of its advisors or representatives, considered, or now considers, them to be necessarily predictive of actual future results, and the 2010/2011 Projections should not be relied upon as such. None of Tasty or any of its advisors or representatives assumes any responsibility for the accuracy of this information.

The 2010/2011 Projections were based necessarily on the information prepared by Tasty using a variety of assumptions and estimates including, without limitation, those relating to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Tasty’s business. The assumptions and estimates underlying the 2010/2011 Projections may not be realized and are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, all of which are difficult to predict and many of which are beyond Tasty’s control. The assumptions and estimates used to create the information used in the 2010/2011 Projections are subjective in many respects and involve judgments made with respect to, among other things, market size and growth rates, market share, future pricing, commodity costs, levels of operating expenses, and probability of success, all of which are difficult to predict. The 2010/2011 Projections also reflect assumptions as to certain business decisions that do not reflect any of the effects of the Contemplated Transactions, or any other changes that may in the future affect Tasty or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Contemplated Transactions or otherwise. Accordingly, the 2010/2011 Projections constitute forward-looking information, which may differ from other publicized analyst estimates or forecasts, and there can be no assurance that the assumptions and estimates used to prepare the information used in the 2010/2011 Projections will prove to be accurate, and actual results may materially differ. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties described above and the risk factors contained in Item 1A of Tasty’s Form 10-K for fiscal year 2010.

The 2010/2011 Projections assume, among other things and using various assessments of probability, that Tasty would continue as a going concern, that Tasty’s existing capital structure would remain in place through the end of the 2010/2011 Projection period despite the expiration of its existing credit facility on June 30, 2011, that Tasty would successfully develop and launch certain new products, that commodity costs would not further escalate, and that Tasty would implement a price increase without undue price elasticity impact. However, it is unknown whether these assumptions will occur within the timeframe of the 2010/2011 Projections, or at all. In fact, in Tasty’s Form 10-K for fiscal year 2010, Tasty’s independent registered public accounting firm included an explanatory paragraph expressing substantial doubt about Tasty’s ability to continue as a going concern.

In light of the foregoing factors and uncertainties inherent in the 2010/2011 Projections, Tasty’s shareholders are cautioned not to place undue reliance, if any, on the 2010/2011 Projections.

The 2010/2011 Projections, which are set forth below, were not prepared in accordance with GAAP and reflect the pro forma impact of the adjustments described in notes 2 and 3.

	Financial Projections Provided in January 2011(1)		Financial Projections Provided in March 2011
	Estimated		Estimated
FYE December	2010E(2)(3)	2011E(3)	2011E(4)(5)
	($ in millions)
Gross Sales	$293.6	$326.5	$325.8
Net Sales	177.9	199.0	197.7
% Growth	-1.5%	11.9%	*

Gross Profit	64.1	76.6	75.0
% of Net Sales	36.0%	38.5%	32.7%

SG&A	47.9	47.5	49.5
Depreciation	9.7	10.3	10.3
Other Expense (Income)	(1.4)	(0.7)	0

Operating Income	8.0	19.5	15.2 (6)
% of Net Sales	4.5%	9.8%	7.7%

Interest Expense	6.6	7.2	8.4
Provision for Income Taxes	0.6	4.9	(0.2)

Net Income	$0.8	$7.3	$7.0
% of Net Sales	0.4%	3.7%	3.5%
Other:
Operating Income	$8.0	$19.5	$15.2 (6)
Depreciation	9.7	10.3	10.3
Amortization	0.5	0.5	0.5
Other Expense (Income)	(1.4)	(0.7)	0

EBITDA	$16.8	$29.7	$29.6 (4)

% of Net Sales	9.4%	14.9%	15.0%

Other:
Capital Expenditures	$14.2	$4.4	$6.0

*	Not provided.
(1)	Actual/estimated results through December 2010. Financials shown on an adjusted basis reflecting the elimination of non-recurring items and the impact of the Navy Yard bakery transition as described in notes (2) and (3) below.

(2)	Includes adjustments of $4.1 million for incremental depreciation resulting from the change in useful lives of certain assets at Tasty Baking’s Hunting Park bakery; $0.6 million for non-recurring write-off of spare parts inventory related to the move to the new bakery; $5.1 million for additional costs related to operating two bakeries during the transition period; $3.7 million for additional manufacturing variances created in the plant transition; $0.5 million for overtime associated with additional labor variances; $4.0 million in lost sales due to plant optimization issues offset by $1.1 million in sales discounts and $1.2 million in Cost of Goods Sold; $2.5 million reduction to product returns due to shelf life extensions for several products due to new bakery equipment at a full year run rate; $0.8 million in Costs of Goods Sold, $1.0 million in SG&A and $2.1 million in Other Expense for non-recurring restructuring charges related to headcount reductions; $1.0 million in gross sales offset by $0.3 million in discounts and $0.3 million in Costs of Goods Sold for the impact of plant fire and severe weather; and $0.9 million in SG&A for write-off due to A&P bankruptcy.
(3)	Includes adjustments of $1.6 million in SG&A for public company costs and $0.9 and $1.1 million in Costs of Goods Sold for 2010 and 2011, respectively, and $0.2 million in SG&A for 2010 and 2011 for non-cash building rentals.
(4)	Replaces previous 2011 financial projections. Includes actual results for January and management estimates for February through December. Financial statements presented on an unadjusted basis, except for calculation of EBITDA, which has been adjusted upward by $0.7 million for transaction and bank amendment fees; $1.2 million for non-cash rent expense; $0.9 million for non-cash equity compensation; and $0.8 million for other public company costs.
(5)	Excludes impact of certain transaction related costs and assumes company replicates existing capital structure at June 30, 2011.
(6)	Presented as earnings before Interest and Taxes in March 2011 projections.

The Company currently plans to make available its actual results of operations for the quarter ended March 25, 2011 in a quarterly Report on Form 10-Q that is expected to be filed with the SEC in May 2011. Stockholders should review this Quarterly Report on Form 10-Q as soon as it becomes available. The Company’s filings with the SEC are available at www.sec.gov.

Intent to Tender

To Tasty’s knowledge, after making reasonable inquiry, all of Tasty’s executive officers, directors, affiliates and subsidiaries currently intend to tender or cause to be tendered, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than Shares of Restricted Stock still subject to forfeiture and Shares for which such holder does not have discretionary authority or holds in a fiduciary or representative capacity).

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Tasty has retained Janney Montgomery Scott, LLC as its financial advisor in connection with the Offer and the Merger. Information pertaining to the retention of Janney Montgomery Scott, LLC is set forth in Item 4 (“The Solicitation or Recommendation—Opinion of Financial Advisor”) and is hereby incorporated by reference in this Item 5.

Pursuant to the terms of an engagement letter dated December 22, 2010 (the “Engagement Letter”), Tasty agreed to pay Janney a customary fee for its services, including for the rendering of its opinion, which fee is not contingent upon the successful completion of the Offer and Merger. Janney will also receive a customary fee for its services calculated as a percentage of the total consideration paid and the principal amount of indebtedness assumed in connection with the Offer and Merger (less the prior fees paid for services and the rendering of its opinion), which is contingent upon the successful completion of the Offer and Merger. In addition to any fees payable to Janney pursuant to the Engagement Letter, Tasty has agreed to reimburse Janney for its reasonable out-of-pocket expenses in connection with its services and for the rendering of its opinion, provided that these expenses cannot exceed an agreed upon cap without the consent of Tasty. Tasty also agreed to indemnify Janney, its affiliates and each of its directors, officers, managers, members, agents, employees and controlling persons against certain liabilities.

Except as set forth above, neither Tasty nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to security holders of Tasty with respect to the Offer, the Merger or any of the Contemplated Transactions.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with Tasty’s employee benefit plans, no transactions with respect to the Shares have been effected by Tasty or, to the knowledge of Tasty, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except as follows: (i) during March 2011, Ms. Bayles and Mr. Brown surrendered 9,665 and 4,046 Shares to Tasty, respectively, for the payment of taxes on shares of Restricted Stock that vested during the month, (ii) on March 26, 2011, each of Tasty’s non-employee directors received 1,913.8756 Deferred Stock Units pursuant to the quarterly award made under the Deferred Stock Unit Plan for Directors, and (iii) effective March 1, 2011, Ms. Bayles and Messrs. Ridder, Weilheimer and Brown received awards of Restricted Stock in the amounts of 4,000, 25,000, 20,000 and 2,000 Shares, respectively.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), Tasty is not undertaking and is not engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, Tasty’s securities by Tasty, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Tasty or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Tasty or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Tasty.

Except as set forth in this Schedule 14D-9 or the Offer to Purchase, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

Section 14(f) Information Statement.

The Information Statement on Schedule 14f-1 attached as Annex II is being furnished in connection with the possible designation by Flowers, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, and is incorporated herein by reference. Such persons, if appointed, will constitute a majority of the Board.

Top-Up Option.

Subject to the terms and conditions of the Merger Agreement, Tasty granted Merger Sub an irrevocable option (the “Top-Up Option”), for the period after the closing of the Offer and for so long as the Merger Agreement has not been terminated, to purchase from Tasty that number of newly issued shares of Tasty common stock (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Flowers or any of its subsidiaries, including Merger Sub, at the time of exercise of the Top-Up Option, constitutes one Share more than 80% of the number of Shares that would be outstanding immediately after the issuance of Shares pursuant to the exercise of the Top-Up Option (on a partially diluted basis assuming conversion of all Deferred Stock Units). The exercise price for each Share acquired pursuant to the Top-Up Option is equal to the Offer Price. The Merger Agreement provides that the Top-Up Option will not be exercisable if (i) the number of shares of Common Stock subject to the Top-Up Option exceeds the number of authorized and unissued shares of Tasty common stock available for issuance or held in treasury, (ii) any order, writ, decision, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent), enacted, promulgated, issued or entered by any governmental authority or any law prohibits the exercise or delivery of the Top-Up Option, (iii) immediately after the exercise of the Top-Up Option and the issuance of the Top-Up Option Shares, Flowers or any of its subsidiaries, including Merger Sub, would not own more than 80% of the Shares then outstanding on a partially diluted basis assuming conversion of all Deferred Stock Units, or (iv) Merger Sub has not accepted and paid for the Shares validly tendered in the Offer (or during the subsequent offering period, if any) and not validly withdrawn. Payment for Shares to be acquired pursuant to an exercise of the Top-Up Option may be paid, at the election of Flowers or Merger Sub, either (x) entirely in cash or (y) by paying in cash an amount equal to not less than the aggregate par value of the Top-Up Option Shares and issuing a promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Option Shares. Any promissory note issued (i) will bear simple interest at a rate of 5% per annum, payable in arrears at maturity, (ii) will mature on the first anniversary of the date of execution of the promissory note, (iii) will be full recourse to Flowers and Merger Sub, (iv) may be prepaid, at any time, in whole or in part, without premium or penalty, and (v) will have no other material terms.

State Anti-Takeover Statutes

Business Combinations

Subchapter F of Chapter 25 of the PBCL prohibits a registered corporation from engaging in any “business combination” (defined to include a merger and certain other transactions) with any “interested shareholder” (generally, a person that is (i) the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors, or (ii) an affiliate or associate of the corporation and at any time within the 5 year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors) other than, inter alia, a business combination approved by the board of directors of the corporation prior to the interested shareholder’s share acquisition date, or where the purchase of shares made by the interested shareholder on the interested shareholder’s share acquisition date had been approved by the board of directors of the corporation prior to the shareholder’s share acquisition date. Tasty’s Board approved the Merger Agreement, Merger and the Offer and purchase of tendered Shares by either Flowers or Merger Sub or their affiliates, and consequently, the provisions of Subchapter F of Chapter 25 of the PBCL do not apply to the Offer or the Merger.

Pennsylvania Takeover Disclosure Law

The Pennsylvania Takeover Disclosure Law (the “Takeover Law”) provides that it is unlawful for any person (except for certain persons described in the Takeover Law) to make a takeover offer (as defined in the Takeover Law) involving a target company or to acquire any equity securities of the target company pursuant to the offer, unless at least 20 days prior thereto, the person making the offer (i) files with the Pennsylvania Securities Commission a registration statement containing certain information prescribed by the Takeover Law, (ii) sends a copy of the registration statement by certified mail to the target company at its principal office and (iii) publicly discloses the offering price of the proposed offer and the fact that a registration statement has been filed with the Pennsylvania Securities Commission, unless the securities or the offer are exempt from such requirements. An offer as to which the target company, acting through its board of directors, recommends acceptance to its shareholders, if at the time such recommendation is first communicated to the shareholders, the offeror has filed a notice with the Pennsylvania Securities Commission containing certain information described in the Takeover Law, is exempt from such requirements. Tasty’s Board approved the Offer and purchase of tendered Shares by either Flowers or Merger Sub or their affiliates, and Flowers filed a notice with the Pennsylvania Securities Commission as required by the Takeover Law. Consequently, the provisions of the Takeover Law requiring the filing of a registration statement with the commission do not apply to the Offer or the Merger.

Pennsylvania Short-Form Merger Statute.

Pursuant to Section 1924 of the PBCL, if a corporation that is party to a merger owns 80% or more of the outstanding shares of a constituent corporation to a merger, no approval of the shareholders of such constituent corporation is required. If Merger Sub acquires 80% or more of the Shares in the Offer (on a partially diluted basis assuming conversion of all Deferred Stock Units), it will be able to consummate the Merger as a “short-form merger” without holding a meeting of Tasty’s shareholders. In the event that the Offer is completed (including following any “subsequent offering period” described in Section 1.01(f) of the Merger Agreement) but less than 80% of the Shares are tendered (and the Merger Sub does not exercise the Top-Up Option to acquire the requisite number of shares to complete a “short-form merger”), the Merger cannot be consummated until Tasty holds a special meeting of shareholders (and solicits proxies for such meeting in compliance with the requirements of the Exchange Act and regulations promulgated thereunder) and Tasty’s shareholders vote to approve the Merger, which will take substantially more time than consummation of a “short-form merger.”

Dissenters Rights.

No dissenters rights are available in connection with the Offer. However, if the Merger is (i) submitted to shareholders for approval and the Shares are no longer listed on Nasdaq or another securities exchange and the Shares are held beneficially and of record by 2,000 persons or less or (ii) consummated in accordance with the requirements of the Pennsylvania “short-form merger” statute described above, shareholders who have not tendered their Shares in the Offer will be entitled to certain rights under Subsection 15D of the PBCL, including the right to dissent and obtain payment of the fair value of their Shares. Under the PBCL, dissenting shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the “fair value” of their Shares immediately prior to the Effective Time of the Merger but excluding any change in value in anticipation of the Merger. Shareholders would also be entitled to receive interest on such amounts from the date of consummation of the Merger. Shareholders should realize that the amount determined to be the fair value in any appraisal proceeding may be higher or lower than the amount to be paid pursuant to the Offer or in the Merger.

Rights Agreement; Amendment.

Tasty’s Rights Agreement, dated as of July 30, 2003, by and between Tasty and American Stock Transfer & Trust Company, LLC (the “Rights Agreement”), provides that certain transactions, including the Offer and the Merger, will cause the issuance of rights certificates. At a special meeting of the Board on April 10, 2011, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby, and effective April 10, 2011, the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, executed an amendment to the Rights Agreement (the “Amendment”). The Amendment exempts the Offer and the Merger from the provisions of the Rights Agreement. None of Flowers or Merger Sub, or any of their affiliates shall be deemed an “Acquiring Person” as such term is defined in the Rights Agreement, no “Distribution Date” shall occur nor will any rights become exercisable. The foregoing summary is qualified in its entirety by the provisions of the Amendment, which is filed as Exhibit (e)(9) hereto and incorporated herein by reference.

Cautionary Note Regarding Tasty Forward-Looking Statements

Except for the historical information presented herein, certain statements contained in, or incorporated by reference in, this Schedule 14D-9, may constitute forward-looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by or that include the words “future”, “anticipate”, “potential”, “believe”, “may”, “could”, “would”, “might”, “possible”, “will”, “should”, “expect” or other terms of similar meaning, are forward-looking statements. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many Tasty shareholders will tender their Shares in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the Contemplated Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Contemplated Transactions; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors, other business partners or governmental entities; other business effects, including effects of industry, economic or political conditions outside of Tasty’s control; transaction costs; as well as risks discussed from time to time in Tasty’s public disclosure filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Tasty disclaims any intent or obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

Item 9.	Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.

(a)(1)	Offer to Purchase, dated April 21, 2011.*†

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*†

(a)(3)	Form of Notice of Guaranteed Delivery.*†

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†

(a)(6)	Form of Summary Advertisement as published in the Wall Street Journal on April 21, 2011.*

(a)(7)	Joint press release issued by Flowers and Tasty on April 11, 2011, is incorporated herein by reference to the Schedule 14D-9C filed by Tasty on April 11, 2011.

(a)(8)	Transcript of Video Clips for Media and Talking Points of Flowers to Tasty Employees and Distributors, is incorporated herein by reference to the Schedule 14D-9C filed by Tasty on April 11, 2011.

(a)(9)	Letter to shareholders of Tasty, dated April 21, 2011.†

(a)(10)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex II hereto). †

(a)(11)	Opinion of Janney Montgomery Scott LLC to the Board of Directors, dated April 10, 2011 (incorporated herein by reference to Annex I hereto).†

(a)(12)	Joint press release issued by Flowers and Tasty on April 21, 2011.*

(e)(1)	Agreement and Plan of Merger, dated as of April 10, 2011, by and among Tasty Baking Company, Flowers Foods Inc. and Flowers Bakeries, LLC, is incorporated herein by reference to Form 8-K report of Tasty filed on April 11, 2011.

(e)(2)	Assignment and Assumption Agreement dated April 12, 2011 between Flowers Bakeries, LLC and Compass Merger Sub, Inc.

(e)(3)	Confidentiality Agreement, dated as of January 10, 2011, between Tasty Baking Company and Flowers Foods, Inc.

(e)(4)	Severance Pay Plan and Summary Plan Description is incorporated herein by reference to Exhibit 10(d) to Form 10-Q report of Tasty for the 13 weeks ending March 31, 2007.

(e)(5)	Amended and Restated 2006 Long Term Incentive Plan, effective as of May 7, 2010, is incorporated herein by reference to Exhibit 99.1 to Form 8-K Report of Tasty, filed on or about May 13, 2010.

(e)(6)	2003 Long Term Incentive Plan, effective as of March 27, 2003, is incorporated herein by reference to Appendix B of the Proxy Statement for the Annual Meeting of the Shareholders on May 2, 2003, filed on or about March 31, 2003.

(e)(7)	1997 Long Term Incentive Plan, effective as of December 16, 1997, is incorporated herein by reference to Annex II of the Proxy Statement for the Annual Meeting of Shareholders on April 24, 1998, filed on or about March 25, 1998.

(e)(8)	Tasty Baking Company Annual Incentive Plan, dated as of July 27, 2006, is incorporated herein by reference to Exhibit 99.6 to Form 8-K report of Tasty, filed on or about July 31, 2006.

(e)(9)	Amendment No. 1 to Rights Agreement, dated as of April 10, 2011, by and between Tasty Baking Company and American Stock Transfer & Trust Company, LLC, is incorporated by reference to Tasty’s Current Report on Form 8-K filed with the SEC on April 14, 2011.

(e)(10)	Form of Indemnification Agreement between Tasty and Mr. Kozich and Ms. von Seldeneck.

(e)(11)	Tasty Baking Company Deferred Stock Unit Plan for Directors effective as of February 15, 2007 is incorporated herein by reference to Exhibit 10(o) to Form 10-K report of Tasty for fiscal 2006.

(e)(12)	Trust Agreement, dated January 19, 1990, between Tasty and SEI Private Trust Company, Successor Trustee to Wachovia Bank, N.A. (formerly Meridian Trust Company) relating to the Retirement Plan for Directors is incorporated herein by reference to Exhibit 10(n) to Form 10-K report of Tasty for fiscal 2008.

(e)(13)	Amendment to the Tasty Baking Company Retirement Plan for Directors dated February 15, 2007, is incorporated herein by reference to Exhibit 10(n) to Form 10-K report of Tasty for fiscal 2006.

(e)(14)	Retirement Plan for Directors dated October 15, 1987 is incorporated herein by reference to Exhibit 10(p) to Form 10-K report of Tasty for fiscal 2008.

(e)(15)	Form of Change of Control Agreement between Tasty and Messrs. Ridder and Weilheimer and Ms. Bayles is incorporated herein by reference to Exhibit 99.2 to Form 8-K report of Tasty, filed on or about July 31, 2006.

(e)(16)	Amended and Restated Employment Agreement, dated as of December 23, 2008, between Tasty and Charles P. Pizzi is incorporated herein by reference to Exhibit 10(r) to Form 10-K report of Tasty for fiscal 2008.

(e)(17)	Amended and Restated Supplemental Executive Retirement Plan Agreement, entered into December 23, 2008, between Tasty and Charles P. Pizzi is incorporated herein by reference to Exhibit 10(s) to Form 10-K report of Tasty for fiscal 2008.

(e)(18)	Form of Bonus Agreement, dated March 25, 2011, between Tasty and Messrs. Ridder and Weilheimer.

(e)(19)	Amended and Restated Tasty Baking Company By-laws, adopted as of December 17, 2008, are incorporated herein by reference to Exhibit 3.1 to Form 8-K report of Tasty, filed on or about December 19, 2008.

(e)(20)	Form of Restricted Stock Award Agreement for the 2006 Long Term Incentive Plan is incorporated herein by reference to Exhibit 10(a) to Form 10-Q report of Tasty for the 13 weeks ended March 27, 2010.

(e)(21)	Form of Restricted Stock Award Agreement for the 2003 Long Term Incentive Plan is incorporated herein by reference to Exhibit 10(u) to Form 10-K report of Tasty for fiscal 2005.

(e)(22)	Form of Restricted Stock Award Agreement for the 1997 Long Term Incentive Plan is incorporated herein by reference to Exhibit 10(t) to Form 10-K report of Tasty for fiscal 2005.

(e)(23)	Form of Deferred Stock Unit Award Agreement for the Deferred Stock Unit Plan for Directors is incorporated herein by reference to Exhibit 10(m) to Form 10-K report of Tasty for fiscal 2006.

*	Incorporated by reference to Schedule TO filed by Merger Sub and Flowers on April 21, 2011.
†	Included in materials mailed to shareholders of Tasty.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tasty Baking Company

By:	/s/ Charles P. Pizzi
Name:	Charles P. Pizzi
Title:	President and Chief Executive Officer

Dated: April 21, 2011

Annex I

JANNEY MONTGOMERY SCOTT LLC

I N V E S T M E N T    B A N K I N G

Established 1832

April 10, 2011

The Board of Directors

Tasty Baking Company

Navy Yard Corporate Center

Three Crescent Drive, Suite 200

Philadelphia, PA 19112

Members of the Board of Directors:

Tasty Baking Company, a Pennsylvania corporation (“Tasty” or the “Company”), Flowers Foods, Inc., a Delaware corporation (“Parent”), and Merger Subsidiary, a Pennsylvania corporation and wholly owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Merger Sub has agreed to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of the Company at a price equal to $4.00 per share (the “Consideration”). Following the consummation of the Offer, Merger Sub shall be merged with and into the Company with the Company surviving that merger (the “Merger”).

You have asked our opinion, as of the date hereof, whether the Consideration to be received in the Offer and Merger by the holders of shares of Company common stock (other than Parent and Merger Sub) is fair, from a financial point of view, to the holders of shares of Company common stock (other than Parent and Merger Sub).

Our opinion does not address, among other things, (i) the relative merits of the Offer and Merger as compared to other business strategies or transactions that might be available to Tasty or Tasty’s underlying business decision to effect the Offer and Merger, (ii) the underlying business decision of the Company or any other party to proceed with or effect the Offer and the Merger or (iii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Offer and the Merger or otherwise (other than the Consideration to the extent expressly specified herein). Our opinion does not constitute a recommendation to any shareholder as to whether such shareholder should tender its shares, or how such shareholder should vote or act with respect to the Offer and Merger. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or the form of the Offer and Merger. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft dated April 8, 2011 that we have reviewed, (ii) Tasty, Parent and Merger Sub will comply with all material terms of the Agreement, and (iii) the Offer and Merger will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and Merger, will be obtained without any material adverse effect on Tasty, Parent or Merger Sub or the Offer and Merger.

1801 Market Street

Philadelphia, PA 19103-1675

Tel 215.665.6180

Fax 215.665.6197

Members New York Stock Exchange, Inc.

Other Principal Exchanges

JANNEY MONTGOMERY SCOTT LLC

I N V E S T M E N T    B A N K I N G

The Board of Directors

Tasty Baking Company

In rendering our opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances including, among other things, the following:

(a)	reviewed publicly-available information such as annual reports, quarterly reports and SEC filings on the Company;

(b)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company, including certain historical financial adjustments and financial forecasts prepared by the management of the Company;

(c)	discussed the Company’s historical financial performance, current financial position and general prospects with members of the Company’s senior management team;

(d)	reviewed the proposed financial terms of the Offer and the Merger, as set forth in the draft Agreement dated April 8, 2011;

(e)	considered the results of efforts to solicit indications of interest and definitive proposals from third parties with respect to a possible acquisition of Tasty;

(f)	reviewed the current and historical market price ranges and trading activity of the Company’s common stock;

(g)	to the extent deemed relevant, analyzed information of certain other selected public companies and compared the Company from a financial point of view to these other companies;

(h)	to the extent deemed relevant, analyzed information of certain other selected merger and acquisition transactions and compared the Offer and Merger from a financial point of view to these other transactions to the extent information concerning such transactions was publicly available; and

(i)	discussed with certain members of senior management of Tasty the strategic aspects of the Offer and Merger, including, but not limited to, past and current business operations, financial condition and prospects (including their views on the risks and uncertainties of achieving Tasty’s projections).

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Tasty and its representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Tasty that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken any independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. For purposes of this opinion, we have not been requested to, and did not, make an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Tasty or any of its affiliates or subsidiaries. With respect to the financial projections prepared by Tasty’s management, Tasty’s management has confirmed that they have been prepared in good faith and reflect the best currently available estimates and judgments of such management of the future financial performance of Tasty, and we have assumed that such performance will be achieved for the periods presented. We express no opinion as to such financial projections or the assumptions on which they are based. We have assumed in all respects material to our analysis that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform

JANNEY MONTGOMERY SCOTT LLC

I N V E S T M E N T    B A N K I N G

The Board of Directors

Tasty Baking Company

all of the covenants required to be performed by such party under such agreements, that the conditions precedent to the Agreement are not waived and that the Offer and Merger will be consummated in a timely manner in accordance with the terms described in the Agreement in the form provided to us without any amendments or modifications thereto.

Janney Montgomery Scott LLC, as part of its investment banking business, is engaged in the valuation of companies and their securities in connection with mergers and acquisitions. We have acted as financial advisor to the Company in connection with the Offer and Merger, and have participated in certain of the negotiations with respect thereto, and will receive a fee for our services, a substantial part of which is contingent upon the successful completion of the Offer and Merger. We will also receive a fee for rendering this opinion (which fee is not contingent on the successful completion of the Offer and Merger). The Company has agreed to reimburse certain of our expenses and to indemnify us for certain liabilities arising out of our engagement and rendering this opinion. At the Company’s request, we have contacted third parties to solicit indications of interest in a possible transaction with, or investment in, the Company and held discussions with certain of these parties prior to the date hereof. In addition, in the ordinary course of our business as a broker-dealer, we may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of the Company for our own account or for the accounts of our customers.

Our conclusion is rendered on the basis of market, economic and other conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of Tasty, as they exist and are known to us on the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion is furnished solely for the use and benefit of the Board of Directors of Tasty in connection with its consideration of the Offer and Merger, and does not constitute a recommendation to any shareholder of Tasty as to how such shareholder should vote or act on the Offer and Merger. Our opinion also may not be relied upon by any creditors or other stakeholders of the Company. Our opinion is directed only to the fairness, from a financial point of view, as of the date hereof, of the Consideration to be received by holders of shares of Company common stock (other than Parent and Merger Sub) and does not address the fairness of the Offer and Merger to, or any consideration received in connection therewith by, or the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Tasty, whether relative to the Consideration or otherwise. We are not expressing any opinion as to the impact of the Offer and Merger on the solvency or viability of Tasty, any of the other parties to the Agreement or Parent or their ability to pay their debts when they become due. This opinion should not be construed as creating any fiduciary duty on our part to any party. Our opinion is not to be disseminated, quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document (other than (i) the Agreement, (ii) the tender offer statement, preliminary information statement and definitive information statement (and, in each case, any amendments or supplements thereto) filed by Tasty with the SEC in connection with the Offer and Merger and (iii) any materials presented or distributed to the Board of Directors in connection with the Offer and Merger), nor shall this opinion be used for any other purposes, without our prior written consent (which consent shall not be unreasonably withheld). Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on the assessments by the Company and its advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, the Offer and the Merger. This opinion has been approved by our fairness opinion committee.

JANNEY MONTGOMERY SCOTT LLC

I N V E S T M E N T    B A N K I N G

The Board of Directors

Tasty Baking Company

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received in the Offer and the Merger by the holders of shares of Company common stock (other than Parent and Merger Sub) is fair, from a financial point of view, to the holders of Company common stock (other than Parent and Merger Sub).

Very truly yours,

JANNEY MONTGOMERY SCOTT LLC

Annex II

TASTY BAKING COMPANY

NAVY YARD CORPORATE CENTER

THREE CRESCENT DRIVE, SUITE 200

PHILADELPHIA, PENNSYLVANIA 19112

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about April 21, 2011 to holders of record of common stock, having a par value of $0.50 per share (the “Shares”), of Tasty Baking Company, a Pennsylvania corporation (“Tasty” or the “Company”), as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Tasty with respect to the tender offer by Compass Merger Sub, Inc., a Pennsylvania corporation (“Merger Sub”) and a wholly owned subsidiary of Flowers Foods, Inc., a Georgia corporation (“Flowers”), for all of the issued and outstanding Shares. You are receiving this Information Statement in connection with the possible election of persons designated by Flowers to at least a majority of the seats on the Tasty Board of Directors (the “Board”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of April 10, 2011 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), among Flowers, Flowers Bakeries, LLC, a Georgia limited liability company and wholly-owned subsidiary of Flowers (“Flowers Bakeries”) and Tasty. Pursuant to an Assignment and Assumption Agreement dated April 12, 2011, Flowers Bakeries assigned all of its rights and obligations under the Merger Agreement to Merger Sub.

Pursuant to the Merger Agreement, Merger Sub commenced a cash tender offer on April 21, 2011 to purchase all of the issued and outstanding Shares at a price of $4.00 per Share (such amount or any greater amount paid pursuant to the Offer (as defined below), the “Offer Price”), net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated April 21, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The initial expiration date of the Offer is 12:00 midnight, Philadelphia, Pennsylvania time, on Thursday, May 19, 2011 (which is the end of the day on May 19, 2011), subject to extension in certain circumstances as required or permitted by the Merger Agreement. At that time, if all conditions to the Offer have been satisfied or waived, Merger Sub will purchase all Shares validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the related Letter of Transmittal have been mailed with the Schedule 14D-9 to shareholders of Tasty and are filed as exhibits to the Schedule 14D-9 filed by Tasty with the Securities and Exchange Commission (the “SEC”) on April 21, 2011.

The Merger Agreement provides that, upon acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, Flowers will be entitled to elect or designate to serve on Tasty’s Board, such number of directors, rounded up to the next whole number, as will give Flowers representation on the Board equal to the product of (i) the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to the right of Flowers described in this paragraph) and (ii) the percentage that the number of Shares owned directly or indirectly by Flowers and/or Merger Sub bears to the number of Shares then outstanding. As a result, Flowers will have the ability to designate a majority of the Board following the consummation of the Offer. Under the Merger Agreement, Tasty has agreed to cause Flowers’ designees to be elected or appointed to the Board effective at the consummation of the Offer, including (i) by promptly increasing the size of the Board (including by amending Tasty’s Amended and Restated By-laws if necessary to increase the size of the Board) and/or (ii) promptly securing the resignations of incumbent directors.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the appointment of Flower’s designees to the Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Flowers’ designees has been furnished to Tasty by Flowers, and Tasty assumes no responsibility for the accuracy or completeness of such information.

FLOWERS’ DESIGNEES

Flowers has informed Tasty that it will choose its designees to the Board from among the persons identified below. The following table sets forth, with respect to each individual who may be designated by Flowers as a designee, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years. Flowers has informed Tasty that each of the persons identified below has consented to act as a director of Tasty.

Name and Age	Business Experience
Bradley K. Alexander, 52	Mr. Alexander has been President of Flowers Bakeries since May 2008. Mr. Alexander previously served as a Regional Vice President of Flowers Bakeries from 2003 until May 2008. Prior to that, he served in various sales, marketing and operational positions since joining the company in 1981, including bakery president and Senior Vice President of Sales and Marketing.

Stephen R. Avera, 54	Mr. Avera has been Executive Vice President, Secretary and General Counsel of Flowers since May 2008. Mr. Avera previously served as Senior Vice President, Secretary and General Counsel of Flowers from September 2004 to May 2008. Prior to that, he served as Secretary and General Counsel from February 2002 until September 2004. He also served as Vice President and General Counsel of Flowers Bakeries from July 1998 to February 2002. Mr. Avera also previously served as an associate and Assistant General Counsel of Flowers Industries from February 1986 to July 1998.

R. Steve Kinsey, 50	Mr. Kinsey has been Executive Vice President and Chief Financial Officer of Flowers since May 2008. Mr. Kinsey previously served as Senior Vice President and Chief Financial Officer of Flowers from September 2007 to May 2008. Prior to that he served as Vice President and Corporate Controller of Flowers from 2002 to 2007. Prior to that he served as Director of Tax of Flowers from 2001 to 2002 and Flowers Industries from 1998 to 2001. Mr. Kinsey served as Tax Manager of Flowers Industries from 1994 to 1998. Mr. Kinsey joined the company in 1989 as a Tax Associate.

Karyl H. Lauder, 54	Ms. Lauder has been Senior Vice President and Chief Accounting Officer of Flowers since May 2008. Ms. Lauder previously served as Vice President and Chief Accounting Officer of Flowers from September 2007 to May 2008. Ms. Lauder previously served as Vice President and Operations Controller of Flowers from 2003 to 2007. Prior to that she served as Division Controller for Flowers Bakeries Group from 1997 to 2003. Prior to that, Ms. Lauder served as a Regional Controller for Flowers Bakeries after serving as Controller and in other accounting supervisory positions at various plant locations since 1978.

Gene D. Lord, 63	Mr. Lord has been Executive Vice President and Chief Operating Officer of Flowers since May 2008. Mr. Lord previously served as President and Chief Operating Officer of the DSD segment from July 2002 to May 2008. Prior to that, he served as a Regional Vice President of Flowers Bakeries from January 1997 until July 2002. Prior to that, he served as Regional Vice President, Baked Products Group of Flowers Industries from May 1987 until January 1997 and as President of Atlanta Baking Company from February 1981 until May 1987. Prior to that time, Mr. Lord served in various sales positions at Flowers Bakeries.

Name and Age	Business Experience
Allen L. Shiver, 55	Mr. Shiver has been President of Flowers since January 2010. Mr. Shiver previously served as Executive Vice President and Chief Marketing Officer of Flowers from May 2008 to January 2010. He previously served as President and Chief Operating Officer of the warehouse delivery segment from April 2003 until May 2008. Prior to that, he served as President and Chief Operating Officer of Flowers Snack from July 2002 until April 2003. Prior to that Mr. Shiver served as Executive Vice President of Flowers Bakeries from 1998 until 2002, as a Regional Vice President of Flowers Bakeries in 1998 and as President of Flowers Baking Company of Villa Rica from 1995 until 1998. Prior to that time, Mr. Shiver served in various sales and marketing positions at Flowers Bakeries.

Marta Jones Turner, 57	Ms. Turner has been Executive Vice President of Corporate Relations of Flowers since May 2008. Ms. Turner previously served as Senior Vice President of Corporate Relations of Flowers from July 2004 to May 2008. Prior to that, she served as Vice President of Communications and Investor Relations from November 2000 until July 2004. She also served as Vice President of Public Affairs of Flowers Industries from September 1997 until January 2000 and Director of Public Relations of Flowers Industries from 1985 until 1997.

Flowers has informed us that, to the best of its knowledge, none of the persons listed above (1) is currently a director of, or holds any position with, Tasty, or (2) has a familial relationship with any directors or executive officers of Tasty. Tasty has been advised that, to the best knowledge of Flowers, except as disclosed in the Offer to Purchase, none of the persons listed above beneficially owns any equity securities (or rights to acquire such equity securities) of Tasty and none have been involved in any transactions with Tasty or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Flowers has informed Tasty that, to the best of its knowledge, none of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Flowers’ and Merger Sub’s designees may assume office at any time following the purchase by Merger Sub of Shares pursuant to the Offer, which purchase cannot be earlier than 12:00 midnight, Philadelphia, Pennsylvania time, on May 19, 2011, and that, upon assuming office, Flowers’ and Merger Sub’s designees will thereafter constitute at least a majority of the Board. It is currently not known which of the current directors of Tasty would resign, if any.

CERTAIN INFORMATION CONCERNING TASTY

The authorized capital stock of Tasty consists of 30,000,000 Shares. As of April 15, 2011, a total of (i) 8,622,847 Shares were issued and outstanding (inclusive of restricted stock awards issued pursuant to any Tasty equity incentive plan) and (ii) 373,230 Shares were subject to issuance pursuant to the exercise of outstanding options and conversion of deferred stock units. The Shares constitute the only class of securities of Tasty that is entitled to vote at a meeting of the shareholders of Tasty. Each Share entitles the record holder to one vote on all matters submitted to a vote of the shareholders.

INFORMATION ABOUT THE BOARD OF DIRECTORS

Tasty’s Board of Directors is presently composed of 9 members. Tasty’s Amended and Restated Articles of Incorporation and Amended and Restated By-Laws provide for 3 classes of directors with staggered terms of 3 years each. The terms of each class end at successive annual meetings so that the shareholders elect one class of directors at each annual meeting of shareholders.

The current members of the Board of Directors and their terms are set forth below, together with certain biographical information.

Directors—Class I (Term Expires at Annual Meeting in 2011):

James C. Hellauer (age 72) – Mr. Hellauer has served as a director of Tasty since May 2005. From 1999 until his retirement in January 2007, Mr. Hellauer served as the Executive Director of The Colmen Group, a consulting company that provides management services to middle market companies. Mr. Hellauer is also a director of PMA Capital Corporation, a property and casualty insurance holding company, and East River Bank in Philadelphia Pennsylvania. The Board concluded that Mr. Hellauer should serve as a director of Tasty in light of his financial, strategic planning and leadership experience as the former Chief Financial Officer and Chief Executive Officer of Provident American Corporation, a publicly-held insurance company, and the former Chief Executive Officer of Environmental Technologies, Inc., a publicly-held designer and manufacturer of products and systems for managing the environment.

James E. Nevels (age 59) – Mr. Nevels has served as a director of Tasty since May 2005. Mr. Nevels serves as the Chairman of The Swarthmore Group, an independent registered investment advisory firm, which he founded in 1991. He currently serves as Chairman of the Board of Directors of The Hershey Company and is a member of the Board of Directors of the Hershey Trust Company and the Board of Managers of the Milton Hershey School. Mr. Nevels is also a member of the Board of Directors of the Federal Reserve Bank of Philadelphia. In addition, Mr. Nevels is a Member of Council and Secretary of The Pennsylvania Society and a member of the Board of Overseers of the Pro Football Hall of Fame. From December 2001 until September 2007, Mr. Nevels was the Chairman of the Philadelphia School Reform Commission, which was charged with overseeing the turnaround of the Philadelphia School System. In addition, Mr. Nevels was appointed by the President of the United States to the Advisory Committee to the Pension Benefit Guaranty Corporation; he served a three year term, 2004-2007, and was Chairman 2005-2007. The Board concluded that Mr. Nevels should serve as a director of Tasty in light of his extensive experience on the Board of Directors of numerous private and public organizations, including his current position as the Chairman of the Board of a publicly-held consumer goods company, along with his expertise with respect to pension and governance matters.

Mark T. Timbie (age 56) – Mr. Timbie has served as a director of Tasty since April 2007. Since January 2007, Mr. Timbie has served as President – North American Consumer Foods of McCormick & Company, Incorporated. Since 1996, Mr. Timbie has served in a variety of positions at McCormick & Company, Incorporated, including President – International Consumer Products Group from January 2004 to December 2006; President of McCormick Canada from January 2001 to December 2003; Vice President & General Manager for Perimeter Products and Consumer Marketing during 2000 and Vice President for Sales & Marketing for the McCormick/Schilling Division from 1996 until 2000. Prior to joining McCormick & Company, Incorporated, Mr. Timbie was Senior Vice President for Sales and Marketing for Tetley Incorporated. The Board concluded that Mr. Timbie should serve as a director of Tasty in light of his extensive experience in sales and marketing and his management experience as the President of a division of a publicly-held consumer goods company.

Directors—Class II (Term Expires at Annual Meeting in 2012):

Ronald J. Kozich (age 71) – Mr. Kozich has served as a director of Tasty since December 2000. Mr. Kozich retired as a partner from Ernst & Young LLP on September 30, 1999. Prior to his retirement, he was the managing partner of Ernst & Young LLP, Philadelphia. Mr. Kozich is a member of the Board of Directors of CDI Corporation, a professional services company that offers high-value engineering, IT and professional staffing solutions, and the Board of Managers of IPR International, LLC, an outsourced data back up provider. The Board concluded that Mr. Kozich should serve as a director of Tasty in light of his financial and accounting knowledge, his leadership skills from his former position at a large accounting firm and his experience on the audit committee of another publicly-held company.

James E. Ksansnak (age 71) – Mr. Ksansnak has served as a director of Tasty and Chairman of the Board of Directors since May 2003. Mr. Ksansnak is a director of ARAMARK Corporation and was Vice Chairman of ARAMARK from May 1997 until February 2001. Prior to May 1997, he was Executive Vice President and Chief Financial Officer of ARAMARK. He is also a director of CSS Industries, Inc. The Board selected Mr. Ksansnak to serve as Chairman due to his leadership skills, including his ability to communicate and encourage discussion among all Board members.

Charles P. Pizzi (age 60) – Mr. Pizzi has served as a director, President and Chief Executive Officer of Tasty since October 2002. Prior to joining Tasty, Mr. Pizzi served as President and Chief Executive Officer of the Greater Philadelphia Chamber of Commerce from April 1989 until October 2002. He is the Chairman of the Board of Directors of the Federal Reserve Bank of Philadelphia and serves on the Board of Directors for Independence Blue Cross and the Board of Trustees for Brandywine Realty Trust. In addition, Mr. Pizzi served on the Board of Directors of the Philadelphia Stock Exchange from 1998 to 2008 and on the Board of Governors of NASDAQ OMX PHLX, Inc. from 2008 to 2009. The Board concluded that Mr. Pizzi should serve as a director of Tasty in light of his intimate knowledge of Tasty as its President and Chief Executive Officer, his significant management and leadership skills, and his extensive experience on other private and public company Boards. In addition, Mr. Pizzi has a deep knowledge and understanding of issues involving the City of Philadelphia and the Commonwealth of Pennsylvania, where Tasty has its headquarters and primary baking operations.

Directors—Class III (Term Expires at Annual Meeting in 2013):

Mark G. Conish (age 58) – Mr. Conish has served as a director of Tasty since March 2006. In May 2007, Mr. Conish was appointed Executive Vice President, Global Operations of Church & Dwight Co. Inc., manufacturer of the Arm & Hammer line. From December 2004 until May 2007, Mr. Conish served as Vice President of Global Operations for Church & Dwight and from July 1999 to December 2004, Mr. Conish served as Church & Dwight’s Vice President of Operations. The Board concluded that Mr. Conish should serve as a director of Tasty in light of his financial and strategic planning experience, his extensive knowledge of supply chain operations and his significant leadership position as Executive Vice President, Global Operations of a publicly-held consumer goods company.

Judith M. von Seldeneck (age 70) – Ms. von Seldeneck has served as a director of Tasty since July 1991. She is the Chairman and Chief Executive Officer of Diversified Search LLC, a generalist executive search firm. Ms. von Seldeneck is also a member of the Board of Directors of Citizens Financial Group, Inc. and the Greater Philadelphia Chamber of Commerce; and Chair of the National Association of Corporate Directors, Philadelphia Chapter. Ms. von Seldeneck was formerly a director of Teleflex, Incorporated from April 2003 to December 2008, where she served on the Compensation Committee. The Board concluded that Ms. von Seldeneck should serve as a director of Tasty in light of her expertise with respect to compensation matters and succession planning, as well as her considerable marketing, leadership, strategic planning and entrepreneurial experience.

David J. West (age 48) – Mr. West has served as a director of Tasty since December 2003. Since October 2007, Mr. West has served as President of The Hershey Company and since December 2007, Mr. West has served as President and Chief Executive Officer of The Hershey Company. Since 2001, Mr. West has served in a variety of positions at The Hershey Company, including Executive Vice President, Chief Operating Officer from January 2007 to October 2007; Senior Vice President and Chief Financial Officer from January 2005 until January 2007 (and continued to serve as Chief Financial Officer until July 2007); Senior Vice President, Chief Customer Officer from December 2002 to December 2004; and Senior Vice President, Business Planning and Development from June 2001 to December 2002. Prior to joining The Hershey Company, Mr. West was employed by Kraft Foods Inc. as Senior Vice President, Finance from December 2000 to June 2001, and by Nabisco, Inc. as Senior Vice President and Chief Financial Officer, Biscuit and Snacks Group, from November 1999 to December 2000. Mr. West is a director of The Hershey Company. The Board concluded that Mr. West should serve as a director of Tasty in light of his valuable experience as President and Chief Executive Officer of a publicly-held consumer goods company and his extensive experience in finance and corporate strategic planning.

INFORMATION ABOUT THE CURRENT EXECUTIVE OFFICERS (NOT ALSO A DIRECTOR)

Autumn R. Bayles (age 40) – Ms. Bayles was appointed Senior Vice President, Strategic Operations in May 2007. Ms. Bayles joined Tasty in August 2003 as Chief Information Officer and was appointed Senior Vice President, Strategic Operations and Technology in July 2006. Prior to joining Tasty, Ms. Bayles was Managing Principal Consultant for IBM Business Consulting Services, a division of IBM, from October 2002 to August 2003.

Robert V. Brown (age 51) – Mr. Brown was appointed Senior Vice President, Sales in February 2010. Mr. Brown rejoined Tasty in February 2003 as Director, Route Sales, and served as Vice President, Route Sales from August 2003 to January 2010. Prior to joining Tasty, Mr. Brown was District Sales Manager for Lance, Inc. from January 2002 to February 2003. Mr. Brown was previously employed by Tasty from 1984 to December 2001 and served as Director, Route Sales, from 1993 to 2001.

Paul D. Ridder (age 39) – Mr. Ridder was appointed Senior Vice President and Chief Financial Officer in March 2008. Previously, Mr. Ridder was Vice President, Corporate Controller and Chief Accounting Officer from May 2007 until March 2008, and was Vice President, Corporate Controller from March 2007 until May 2007. Prior to joining Tasty in March 2007, Mr. Ridder was employed by Radnor Holdings Corporation, a global manufacturer and distributor of disposable foodservice packaging and specialty chemical products, as Vice President Corporate Transactions from September 2006 until March 2007; Chief Financial Officer and Vice President Finance from September 2005 until September 2006; Vice President Finance and Corporate Controller from December 2002 until September 2005; and Corporate Controller from January 1998 until December 2002. Radnor Holdings Corporation filed for bankruptcy in August 2006. Prior to Radnor Holdings Corporation, Mr. Ridder was a Senior Accountant with Price Waterhouse LLP.

Laurence Weilheimer (age 48) – Mr. Weilheimer joined Tasty in April 2006 as General Counsel, and was appointed Senior Vice President, General Counsel and Corporate Secretary in February 2007. Prior to joining Tasty, Mr. Weilheimer was Corporate Counsel – Business Development at the global management consulting firm of Towers, Perrin, Forster & Crosby, Inc. from January 1997 to April 2006, and was associated with the law firm of Wolf, Block, Schorr and Solis-Cohen from September 1990 to January 1997.

There are no material proceedings in which any director or executive officer is a party adverse to Tasty or any of its subsidiaries or has a material interest adverse to Tasty or any of its subsidiaries. There are no family relationships among the directors and executive officers of Tasty.

Director Independence

The Board reviews the independence requirements under the listing standards of the NASDAQ Stock Market (“NASDAQ Listing Standards”) to assist it in determining whether a director is independent. Under the NASDAQ Listing Standards, a director may not be determined to be independent if certain relationships exist, such as:

•

the director accepted any compensation from Tasty in excess of $120,000 during any period of 12 consecutive months within the prior 3 years, other than certain payments such as (i) compensation for board or committee service, and (ii) benefits under a tax-qualified retirement plan, or non-discretionary compensation; or

•

a director who is a partner in, or a controlling shareholder or an executive officer of, any organization to which Tasty made, or from which Tasty received, payments for property or services in the current or any of the past 3 fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more.

In addition to reviewing the NASDAQ Listing Standards, the Board also determines whether any of the directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In the course of this determination, the Board considered the following transactions, relationships and arrangements between non-management directors and Tasty, all of which were determined to be immaterial and below the NASDAQ Listing Standards:

•	Mr. Kozich: The annual amount of sales to Tasty by a company where he serves as a director was below 5% of that company’s annual gross revenues in each of the last 3 years;

•

Mr. Ksansnak: The annual amount of purchases from Tasty made by a company where he serves as a director was below 5% of Tasty’s annual gross revenues in each of the last 3 years, and the anticipated amount of services to be provided to Tasty in 2011 by a company where he serves as a director was below 5% of that company’s annual gross revenues in 2010; and

•

Ms. von Seldeneck: (1) She serves as a director of a financial institution that is the parent company to one of the financial institutions providing credit to Tasty, and (2) Tasty’s loans from this financial institution are below 1% of the financial institution’s total assets and the interest from the loans represent less than 5% of the financial institution’s annual gross revenues in each of the last 3 years.

Based on this review, the Board has determined that, except for Charles P. Pizzi, President and Chief Executive Officer of Tasty, each of the directors is independent.

Executive Sessions

The Board of Directors meets at least twice annually in an executive session of the independent directors of the Board. Mr. Ksansnak, the independent Chairman of the Board, presides over the executive sessions of the independent directors.

Nomination Process and Qualifications for Director Nominees

The Nominating and Corporate Governance Committee has established certain procedures and criteria for the selection of nominees for election to the Board of Directors. The Committee determines, and reviews with the Board on an annual basis, the desired skills and characteristics for directors as well as the composition of the Board as a whole. As part of such review, the Nominating and Corporate Governance Committee focuses on issues such as diversity of business and professional experience, as well as individual attributes and qualities, in light of the current composition and needs of the Board. This focus is consistent with the goal of having directors whose background and experience complement those of other directors. The Nominating and Corporate Governance Committee does not have a formal policy with respect to diversity.

In order to qualify for consideration to serve on the Board of Directors, nominees should satisfy at a minimum the following criteria:

•	possess the highest personal and professional ethics, integrity and judgment;

•	have the ability and willingness to commit the necessary time and energy to prepare for, attend and participate in the meetings of the Board and one or more of its standing committees;

•	have relevant background and experience that complement the background and experience of the other directors;

•

have a proven record of competence and accomplishment through demonstrated leadership in a profession, business, education or government service as a director, chief executive officer or senior management executive, including financial, accounting, legal, sales, marketing, supply chain and other relevant experience, that will enhance the perspective and effectiveness of the Board, including perspectives resulting from diversity in the experience and background of such nominee;

•	be a shareholder or be willing to become a shareholder of Tasty within 1 year of becoming a director; and

•

have the willingness and ability to represent the interests of all shareholders rather than any special interest or constituency while keeping in perspective the interests of Tasty’s employees, customers, local communities and other constituencies.

If nominations are required for election at an annual meeting of shareholders, the Committee will first consider the nomination of the current directors whose terms are expiring, including their past performance on the Board along with the criteria set forth above, in determining whether to nominate them for re-election. In connection with nominations for elections at annual meetings of shareholders (or special meetings called for the purpose of electing directors of the Board) or to fill vacancies on the Board, the Committee may solicit the current members of the Board for the names of potentially qualified candidates. In addition, the Committee may ask the directors to pursue their own business contacts for the names of potentially qualified candidates. The Committee may also retain director search firms as it determines necessary in its own discretion.

For elections at annual or special meetings, the Committee will also consider director candidates recommended by shareholders in the same manner in which the Committee would evaluate director nominees recommended through the process described above; provided that the following requirements are met:

•	the shareholder provides documentation evidencing his or her ownership interest in Tasty;

•	the recommended individual meets the criteria set forth above;

•	the shareholder recommendation provides at a minimum the following comprehensive written information relating to the recommended individual:

•

business experience and background, including but not limited to, his or her complete name, age, address, principal occupations, directorships, positions and offices held, name and principal business of any corporation or other organization in which such positions were held;

•	affiliation with Tasty;

•

family relationships with any director, executive officer or other nominee, and any arrangements or understandings between him or her and any other person pursuant to which he or she was recommended as a nominee for director; and

•	the information as required by Tasty’s Amended and Restated By-laws with regard to director nominations made by shareholders; and

•

the shareholder provides notice of the recommendation in the manner and within the timeframes set forth in Tasty’s Amended and Restated By-laws with regard to director nominations made by shareholders.

The Committee will consider the potential pool of director candidates derived from the foregoing process, select the candidates to fill the director seats based on their background, experience and qualifications and the need of the Board and its committees, including but not limited to, the need for “independent” directors as defined in the listing standards of the NASDAQ Stock Market. This evaluation will include a review by the full Committee of each nominee’s background, experience, qualifications and other relevant characteristics, taking into consideration the director qualifications set forth in Tasty’s Corporate Governance Guidelines and any potential conflict of interest as set forth in Tasty’s Code of Business Conduct. The Committee will then conduct personal interviews and a thorough investigation of the proposed candidate’s background to ensure there is nothing that would disqualify the candidate from serving as a director of Tasty. Those candidates who are selected for nomination by the Committee and pass the background investigation shall be recommended to the full Board for approval.

Communicating with Directors

Shareholders who wish to communicate with the Board of Directors, the non-management directors or an individual director may do so by sending a letter to the Corporate Secretary of Tasty at Three Crescent Drive, Suite 200, Philadelphia, Pennsylvania 19112. The mailing envelope must contain a clear notation indicating that the enclosed letter is a “Shareholder-Board Communication.” The Corporate Secretary has been authorized to screen commercial solicitations and materials which pose security risks, are unrelated to the business or governance of Tasty, or are otherwise inappropriate. All such letters must identify the author as a shareholder and clearly state whether the intended recipients are all or individual members of the Board. The Corporate Secretary will make copies of all such letters and circulate them to the appropriate director or directors.

MEETINGS AND COMMITTEES OF THE BOARD

The Board

During the fiscal year ended December 25, 2010, 6 meetings of the Board of Directors were held. In addition, an aggregate of 15 meetings of the committees of the Board of Directors were held in that period. During 2010, no incumbent director attended less than 75% of the regularly scheduled and special meetings of the Board and its committees on which he or she served. While Tasty does not have a formal, written attendance policy requiring directors to attend the annual meeting of shareholders, the Board of Directors strongly encourages all directors to attend the annual meeting. All of the Tasty directors attended the 2010 Annual Meeting of Shareholders.

Committees of the Board

The Board has 4 standing committees. Each committee operates pursuant to a charter approved by the Board of Directors, copies of which are available on Tasty’s website at www.tastykake.com, under the “Investors, Corporate Governance” headings, or upon written request directed to the Corporate Secretary of Tasty at Three Crescent Drive, Suite 200, Philadelphia, Pennsylvania 19112.

Audit Committee:

Members: Mr. Kozich (Chair); Mr. Conish; Mr. Hellauer; and Mr. Ksansnak

The Audit Committee is a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) under the Exchange Act. During fiscal year 2010, the Audit Committee held 7 meetings.

The Audit Committee’s responsibilities are discussed in detail in the charter, which include, among other duties, the responsibility to:

•	oversee the integrity of the financial statements and the performance of the internal audit function;

•	select, retain or terminate the independent registered public accounting firm;

•	review and discuss with the independent registered public accounting firm and financial management the scope of the audit;

•

hold meetings periodically with the independent registered public accounting firm, the internal audit function and management to review and consider the adequacy and effectiveness of financial reporting, internal controls and risk assessment;

•	review consolidated financial statements and disclosures and critical accounting policies and practices;

•	review and approve all related party transactions;

•	oversee compliance with legal and regulatory requirements and Tasty’s Code of Business Conduct; and

•	evaluate the qualification, performance and independence of the independent registered public accounting firm.

Report of the Audit Committee

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing by Tasty under the Securities Act of 1933 or the Exchange Act, except to the extent Tasty specifically incorporates this Report by reference therein.

The purpose of the Audit Committee is to assist the Board of Directors in its oversight of (a) the integrity of Tasty’s financial statements; (b) the qualifications and independence of Tasty’s independent registered public accounting firm; (c) the performance of the independent registered public accounting firm and Tasty’s internal audit personnel; and (d) Tasty’s compliance with legal and regulatory requirements. Management has primary responsibility for the financial statements, reporting process and internal controls. Tasty’s independent registered public accounting firm is responsible for auditing the financial statements in accordance with generally accepted auditing standards and issuing an opinion as to whether Tasty’s financial statements are, in all material respects, presented fairly in conformity with generally accepted accounting principles. The Committee operates according to a written charter that is available on Tasty’s website at www.tastykake.com under the “Investors, Corporate Governance” headings.

The Committee’s duties and responsibilities are outlined in its Charter and include, among other things, (i) the review of Tasty’s financial statements and the independent audit process; (ii) the review of critical accounting policies and practices used by Tasty; (iii) the review of the effect of any proposed changes in accounting principles or practices upon Tasty; (iv) the consideration and review of Tasty’s assessment of the effectiveness of its internal accounting controls; and (v) the selection, retention and termination of Tasty’s independent registered public accounting firm. In addition, the Committee reviews with management and Tasty’s independent registered public accounting firm the financial statements to be included in Tasty’s Quarterly Reports on Form 10-Q and Annual Report on Form 10-K, including the “Management’s Discussion and Analysis” section thereof.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Committee reviewed and discussed management’s evaluation of Tasty’s system of internal control over financial reporting. As part of this process, the Committee examined management’s progress in testing and evaluating the system of internal control over financial reporting and was provided periodic updates from management on the status of such testing and evaluation. The Committee reviewed and discussed with management the effectiveness of Tasty’s internal control over financial reporting as well as management’s report on the subject.

In fulfilling its responsibilities, the Committee has reviewed and discussed with Tasty’s independent registered public accounting firm, PricewaterhouseCoopers LLP, and management, Tasty’s audited consolidated financial statements for the fiscal year ended December 25, 2010. The Committee has also discussed with the independent registered public accounting firm such matters as are required to be discussed with the Committee by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Committee has received written disclosures and a letter from the independent registered public accounting firm as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered accounting firm’s communications with the Committee concerning independence, and has discussed with the independent registered public accounting firm their independence.

Based upon the Committee’s review and discussion of the foregoing information and in accordance with the provisions of its Charter, the Committee recommended to the Board of Directors that the consolidated financial statements of Tasty for the fiscal year ended December 25, 2010, as audited by PricewaterhouseCoopers, be included in Tasty’s Annual Report on Form 10-K for the fiscal year ended December 25, 2010, and filed with the Securities and Exchange Commission.

The Committee’s recommendations were made to the Board of Directors and, after due consideration, were approved as presented.

THE AUDIT COMMITTEE

RONALD J. KOZICH, CHAIR

MARK G. CONISH

JAMES C. HELLAUER

JAMES E. KSANSNAK

Nominating and Corporate Governance Committee:

Members: Mr. Nevels (Chair); Mr. Hellauer; Mr. Ksansnak; and Mr. West

Each member of the Nominating and Corporate Governance Committee is “independent” as affirmatively determined by the Board of Directors pursuant to the applicable NASDAQ Listing Standards. The Nominating and Corporate Governance Committee’s responsibilities are discussed in detail in the charter, which include, among other duties, the responsibility to:

•	establish selection criteria and qualifications for new directors;

•	identify, consider and recommend to the Board candidates to fill vacancies on the Board or stand for election to the Board at the next meeting of shareholders;

•	recommend to the Board directors to serve on each Board committee;

•	review the size, structure, function and needs of the Board and its committees; and

•	develop, recommend and assess the Corporate Governance Guidelines.

During fiscal year 2010, the Nominating and Corporate Governance Committee held 2 meetings.

Strategic Planning Committee:

Members: Mr. West (Chair); Mr. Conish; Mr. Ksansnak; Mr. Pizzi; Mr. Timbie and Ms. von Seldeneck

Except for Mr. Pizzi, each member of the Strategic Planning Committee is “independent” as affirmatively determined by the Board of Directors pursuant to the applicable NASDAQ Listing Standards. The Strategic Planning Committee’s responsibilities are discussed in detail in the charter, which include, among other duties, the responsibility to:

•	review and recommend to the Board the strategic planning process, long-range objectives and strategic plan for Tasty;

•	meet with management at least annually to review its strategic planning process and its long-range financial and strategic plan; and

•	review and advise the Board regarding strategic business issues, including acquisitions, mergers, divestitures, financing, capital structure and dividend policy.

During fiscal year 2010, the Strategic Planning Committee held 2 meetings.

Compensation Committee:

Members: Ms. von Seldeneck (Chair); Mr. Kozich; Mr. Ksansnak; and Mr. Nevels

The Compensation Committee is composed entirely of “outside directors” within the meaning of the regulations of Section 162(m) of the Internal Revenue Code of 1986, as amended, “non-employee directors” under SEC Rule 16b-3 and “independent” directors as affirmatively determined by the Board of Directors pursuant to the applicable NASDAQ Listing Standards. During fiscal year 2010, the Compensation Committee held 4 meetings.

The Compensation Committee’s responsibilities, discussed in detail in the charter, include, among other duties, the responsibility to:

•	review and recommend to the Board the base salary, incentive compensation and any other compensation for Tasty’s executive officers;

•	evaluate the CEO’s performance;

•	review and recommend to the Board compensation, equity-based plans and benefit programs for non-employee directors;

•	monitor Tasty’s cash bonus and equity based compensation plans, retirement and welfare plans and discharge the duties imposed on the Compensation Committee by the terms of those plans;

•	review and evaluate Tasty’s management succession planning process; and

•	perform other functions or duties deemed appropriate by the Board.

Compensation decisions for the Chief Executive Officer and all other executive officers are reviewed and approved by the Compensation Committee, subject to ratification by the Board of Directors. The Compensation Committee may delegate authority to a subcommittee under its charter. The Compensation Committee relies upon Tasty’s executive officers and outside compensation consultants in order to assist the Compensation Committee in performing its duties.

The Compensation Committee has authority under its charter to retain, approve fees for and terminate consulting firms, independent counsel or other advisors. In this regard, the Compensation Committee engaged Towers Watson & Co. (“Towers Watson”), a nationally recognized compensation consulting firm and, subsequent to July 1, 2010, Pay Governance LLC (“Pay Governance”), a newly-formed non-affiliated entity staffed by former Towers Watson consultants, to assist it in making compensation decisions (Towers Watson and Pay Governance are collectively referred to as “the Compensation Consultants”). In addition to providing competitive information on all elements of executive compensation from a compensation survey, the Compensation Consultants also provide the Compensation Committee with information on compensation trends and alternatives to consider when making compensation decisions.

With regard to director compensation, the Compensation Committee is responsible for reviewing and recommending to the Board compensation, equity-based plans and benefit programs for the non-employee directors. In 2007 the Compensation Committee retained Towers Watson to review Tasty’s director compensation and to provide the Compensation Committee with information regarding director compensation at comparable companies in order to identify market practices. The Compensation Consultants did not review director compensation in 2008, 2009 or 2010.

With regard to the compensation of executive officers other than the Chief Executive Officer, the Compensation Committee will review and consider the recommendation of Tasty’s Chief Executive Officer as to the form and amount of compensation. The Chief Executive Officer generally obtains the assistance of Tasty’s management and the Compensation Consultants in formulating these recommendations.

The agenda for meetings of the Compensation Committee is determined by its Chair with the assistance of Tasty’s management. The Chair will generally coordinate with management and/or the Compensation Consultants prior to meetings to obtain their assistance as described above, including the preparation and distribution of materials for review by the members of the Compensation Committee. At meetings of the Compensation Committee, the Compensation Committee usually conducts a portion of the meeting in executive session. The Compensation Committee’s Chair reports the Compensation Committee’s recommendations on executive compensation to the Board.

Board Leadership Structure

Shortly after Mr. Pizzi joined Tasty in 2002, the positions of Chairman and Chief Executive Officer were separated so that Mr. Pizzi could focus his time, effort and energy on Tasty’s Strategic Transformation Plan. While Tasty’s Amended and Restated By-Laws and Corporate Governance Guidelines do not require that the Chairman and Chief Executive Officer positions be separate, the Board believes that having separate positions continues to be the appropriate leadership structure for Tasty given the challenges currently facing Tasty.

Board’s Role in Risk Oversight.

Risk is inherent in every business and how well a business manages risk can ultimately determine its success. Tasty faces a number of risks, including, among others, risks related to economic and market conditions, implementation of its strategic manufacturing initiative, liquidity, credit restrictions, changes in consumer preferences and increased competition. Management is responsible for the day-to-day management of the risks Tasty faces, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. Tasty’s Chairman is in regular communication with its President and Chief Executive Officer to discuss strategy and risks facing Tasty. Members of senior management regularly attend Board and committee meetings and are available to address any questions or concerns raised by the directors regarding risk management and any other matters. In addition, the Board of Directors regularly receives presentations from senior management regarding Tasty’s operations, including associated risks and mitigation measures. The Audit Committee has oversight with respect to risk assessment and risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements and periodically receives presentations from senior management on such issues. The Strategic Planning Committee also holds sessions with senior management to discuss strategies, key challenges and risks and opportunities for Tasty.

Section 16(a) Beneficial Ownership Reporting Compliance

Tasty’s executive officers, directors and 10% shareholders are required under the Securities Exchange Act of 1934 to file reports of ownership and change in ownership with the Securities and Exchange Commission. Copies of these reports must also be furnished to Tasty.

Based solely on review of the copies of such reports furnished to Tasty, or written representations that no reports were required, Tasty believes that during 2010 its executive officers, directors and 10% holders complied with all filing requirements, except that Mr. Vidovich, a current employee who is a former executive officer, filed a late Form 4 in connection with the sale of 923 shares in September 2010.

Related Party Transactions

There are no relationships or related transactions to report under Item 404 of Regulation S-K.

TASTY STOCK OWNERSHIP

The following table sets forth certain information regarding beneficial ownership of Tasty’s common stock as of March 24, 2011, by (i) each person who is known by Tasty to beneficially own more than five percent of Tasty’s common stock, (ii) each of Tasty’s directors, (iii) each of the executive officers named in the Summary Compensation Table, and (iv) all executive officers and directors as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)(3)		Percent of Shares
Dimensional Fund Advisors Inc.	692,027	(4)	8.0
1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401
Mark G. Conish	12,370	(5)	*
James C. Hellauer	17,170	(6)	*
Ronald J. Kozich	26,920	(7)	*
James E. Ksansnak	124,670	(8)	1.44
James E. Nevels	52,569	(9)	*
Charles P. Pizzi	397,700	(10)	4.53
Mark T. Timbie	5,179	(11)	*
Judith M. von Seldeneck	43,856	(12)	*
David J. West	15,670	(13)	*
Autumn R. Bayles	85,206	(14)	*
Paul D. Ridder	105,539	(15)	1.22
All directors and executive officers as a group (13 persons)	1,002,044		11.62
* Representing less than 1% of the stock

(1)	Unless otherwise indicated, the address for each beneficial owner is c/o Tasty Baking Company, Navy Yard Corporate Center, Three Crescent Drive, Suite 200, Philadelphia, PA 19112.
(2)	Based on information furnished to Tasty by the respective shareholders, or contained in filings made by the shareholders with the Securities and Exchange Commission (“SEC”). For purposes of this table, if a person has or shares voting or investment power with respect to any shares, they are considered beneficially owned by that person under rules of the SEC. The table also includes shares of common stock which are the subject of stock options held by certain officers and directors to the extent presently exercisable or exercisable within sixty days of March 24, 2011. In addition, the table includes deferred stock units of Tasty common stock (“DSUs”) that the directors had credited to their accounts under the Deferred Stock Unit Plan for Directors to the extent presently vested or which will vest within sixty days of March 24, 2011. A detailed description of this plan is provided under “Director Compensation.” Those shares underlying stock options and DSUs are deemed outstanding for the purpose of computing the percentage ownership of those officers and directors individually and all directors and executive officers as a group.
(3)	This table includes shares of common stock received pursuant to restricted stock awards granted under Tasty’s various long term incentive plans, which awards vest over time. These shares are subject to forfeiture if the employment of the executive officer is terminated prior to vesting.
(4)	Based on a Schedule 13G filed by Dimensional Fund Advisors Inc. (“Dimensional”), an investment advisor, with the SEC on February 2, 2011. The Schedule 13G discloses that Dimensional has sole voting power over 689,027 shares and sole investment power over 692,855 shares. Dimensional disclaims beneficial ownership of all 692,855 shares.
(5)	Includes 9,670 DSUs that may be converted to an equal number of shares upon his retirement as a director.
(6)	Includes (i) presently exercisable options to purchase 5,000 shares (@ $8.65 per share) held by Mr. Hellauer; and (ii) 9,670 DSUs that may be converted to an equal number of shares upon his retirement as a director.
(7)	Includes (i) presently exercisable options to purchase 10,000 shares (@ $10.78 per share) held by Mr. Kozich, and (ii) 9,670 DSUs that may be converted to an equal number of shares upon his retirement as a director.

(8)	Includes (i) presently exercisable options to purchase 15,000 shares (@ $10.78 per share) held by Mr. Ksansnak, and (ii) 9,670 DSUs that may be converted to an equal number of shares upon his retirement as a director. Also includes 100,000 shares held by the Revocable Trust of James Ksansnak, dated September 9, 2009. By virtue of his power to revoke this trust, Mr. Ksansnak shares voting and investment power with the trustee of the trust.
(9)	Includes presently exercisable options to purchase 5,000 shares (@ $8.65 per share) held by Mr. Nevels, and (ii) 9,670 DSUs that may be converted to an equal number of shares upon his retirement as a director. Also includes 1,057 shares held by the James E. Nevels and Lourene A. Nevels Foundation.
(10)	Includes (i) presently exercisable options to purchase 160,000 shares (25,000 shares @ $11.30 per share; 50,000 shares @ $8.60 per share and 85,000 shares @ $10.78 per share) held by Mr. Pizzi, and (ii) 107,667 shares of restricted stock that are subject to vesting. Also includes 152 shares held by Mr. Pizzi in Tasty’s 401(k) Plan as of March 24, 2011.
(11)	Includes 2,000 shares of restricted stock held by Mr. Timbie that are subject to vesting. Does not include 9,153 DSUs because they will not vest within sixty days of March 24, 2011.
(12)	Includes (i) presently exercisable options to purchase a total of 23,875 shares (9,375 shares @ $11.60 per share; 7,500 shares @ $11.50 per share and 7,000 shares @ $10.78 per share) held by Ms. von Seldeneck, and (ii) 9,670 DSUs that may be converted to an equal number of shares upon her retirement as a director.
(13)	Includes (i) presently exercisable options to purchase 5,000 shares (@ $10.24 per share) held by Mr. West, and (ii) 9,670 DSUs that may be converted to an equal number of shares upon his retirement as a director.
(14)	Includes (i) presently exercisable options to purchase 5,000 shares (@ $10.78 per share) held by Ms. Bayles, and (ii) 51,333 shares of restricted stock that are subject to vesting. Also includes 58 shares held by Ms. Bayles in Tasty’s 401(k) Plan as of March 24, 2011.
(15)	Includes 60,000 shares of restricted stock held by Mr. Ridder that are subject to vesting.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

DIRECTOR COMPENSATION

Tasty’s director compensation policy for non-employee directors is set forth below:

•

$1,000 for each Board and committee meeting attended by a non-employee director (see footnote 1 to the Director Compensation Table below regarding the waiver of meeting fees for the second half of fiscal 2010; these fee payments resumed in fiscal 2011);

•

An annual cash retainer fee of $15,000 to non-employee directors and the additional annual retainer fees set forth below (see footnote 1 below regarding the waiver of the portion of the annual cash retainer fee attributable to the second half of fiscal 2010; these retainer fee payments resumed in fiscal 2011);

•

$16,000 of equivalent value Deferred Stock Units (“DSUs”) as described in the narrative below (see footnote 2 below regarding the waiver of the quarterly DSU grants for the second half of fiscal 2010; these DSU grants resumed in the first quarter of fiscal 2011);

•	$5,000 for the independent Chairman of the Board;

•	$4,000 for the Chair of the Audit Committee; and

•	$2,500 for the Chair of the Compensation Committee, the Chair of the Nominating and Corporate Governance Committee and the Chair of the Strategic Planning Committee.

Director Compensation Table

The following table discloses the actual compensation paid to or earned by each non-employee director in fiscal 2010:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)		Total ($)
M.G. Conish	$13,500	$9,816	$400	(3)	$23,716
J.C. Hellauer	14,500	9,816	—		24,316
R.J. Kozich	17,500	9,816	—		27,316
J.E. Ksansnak	20,000	9,816	—		29,816
J.E. Nevels	11,750	9,816	—		21,566
M.T. Timbie	10,500	9,714	400	(4)	20,614
J.M. von Seldeneck	13,750	9,816	—		23,566
D.J. West	12,750	9,816	—		22,566

(1)	During the second half of fiscal 2010, the directors waived the meeting fees and the portion of their annual retainer fees attributable to the second half of fiscal 2010. The amounts waived are not included in this table.
(2)	For the first two quarters of fiscal 2010, each director was credited with DSUs as described in the narrative below regarding the DSU Plan. Beginning in the third quarter of 2010, the directors elected to waive the quarterly DSU grants for the second half of 2010. The dividend reinvestment provisions of the DSU Plan were not impacted and upon payment of dividends on Tasty’s common stock, each director was credited with additional DSUs equivalent in value to the dividends. The amounts shown in this column represent the aggregate grant date fair value of the DSUs calculated in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718 regarding share-based payments. Additional information regarding stock awards to the directors is set forth below:

•

At the end of fiscal 2010, the aggregate number of DSUs credited to each director was: Mr. Ksansnak - 9,670; Mr. Conish - 9,670; Mr. Hellauer - 9,670; Mr. Kozich - 9,670; Mr. Nevels - 9,670; Mr. Timbie - 9,153; Ms. von Seldeneck - 9,670 and Mr. West - 9,670.

•	At the end of fiscal 2010, Messrs. Hellauer, Kozich, Ksansnak, Nevels and West and Ms. von Seldeneck had more than 5 years of continuous service as a director and their DSUs had vested.

•

At the end of fiscal 2010, the aggregate number of shares of common stock underlying outstanding option awards to Tasty’s directors was: Mr. Ksansnak - 15,000; Mr. Hellauer - 5,000; Mr. Kozich - 10,000; Mr. Nevels - 5,000; Ms. von Seldeneck - 23,875 and Mr. West - 5,000.

•	At the end of fiscal 2010, Mr. Conish had 2,000 restricted shares as further discussed in footnote 3 below and Mr. Timbie had 2,000 restricted shares as further discussed in footnote 4 below.

(3)	Upon his appointment to the Board, Mr. Conish was granted 2,000 restricted shares of Tasty’s common stock with a Grant Date of March 24, 2006. These restricted shares vested and became nonforfeitable on the fifth anniversary of the Grant Date. The amount shown represents restricted stock dividend payments received during fiscal 2010.
(4)	Upon his appointment to the Board, Mr. Timbie was granted 2,000 restricted shares of Tasty’s common stock with a Grant Date of April 15, 2007. These restricted shares will vest and become nonforfeitable on the fifth anniversary of the Grant Date provided Mr. Timbie remains a director. The amount shown represents restricted stock dividend payments received during fiscal 2010.

Until February 2007, Tasty maintained a Retirement Plan for Directors (the “Retirement Plan”) that provided that non-employee directors who ceased to be directors and who reached age 65 with five or more years of service on the Board of Directors were entitled to receive an annual retirement benefit equal to the amount of the annual cash retainer fee in effect on the date the director ceases to be a director (but not less than $16,000 for directors serving on December 31, 1993). The current annual cash retainer fee is $15,000. Under the terms of the

Retirement Plan, retired directors receive this benefit in equal monthly installments until the earlier of the death of the retired director or for the number of years of credited service of such director as a member of the Board of Directors of Tasty.

In connection with the Retirement Plan, Tasty entered into a Trust Agreement for the benefit of directors. Under this Trust Agreement, in the event of a “Potential Change of Control” (as that term is defined in the Trust Agreement) of Tasty, Tasty is obligated to deposit sufficient funds with the Trustee to enable it to purchase annuity contracts to fund the directors’ retirement benefits. In addition, Tasty has a similar arrangement to fund a trust agreement for certain SERP agreements with former officers. By entering into the Merger Agreement on April 10, 2011, Tasty triggered a Potential Change of Control, however, Tasty did not deposit these funds (estimated to be approximately $0.7 million for the directors’ retirement benefits and approximately $5.3 million for the SERP agreements) with the Trustee as required by the respective trust agreements. Instead, pursuant to the terms of the Merger Agreement, Flowers has agreed to pay the retirement benefits owed under the Retirement Plan and the SERP arrangements following the closing of the Offer.

Effective February 15, 2007, benefit accruals under the Retirement Plan were frozen for current directors and future directors were precluded from participating in the Retirement Plan. Participants are credited for service under the Retirement Plan after February 15, 2007, solely for vesting purposes. The amount of the annual retirement payment for participants is equal to $15,000 or $16,000 for directors who were eligible to participate in the Retirement Plan as of December 31, 1993. On February 15, 2007, the Board of Directors approved a Deferred Stock Unit Plan for Directors (the “DSU Plan”). The DSU Plan provides that for each fiscal quarter, Tasty will credit DSUs to the director’s account equivalent in value to $4,000 on the last day of such quarter, provided that he or she is a director on the last day of such quarter. The number of DSUs that are credited for the quarter shall be determined by dividing $4,000 by the per share closing price of shares of Tasty’s common stock on the last business day of the quarter. Directors will be entitled to be paid in shares upon termination of Board service provided the director has at least 5 years of continuous service on the Board. The shares may be paid out in a lump sum or, at the director’s election, over a period of 5 years.

Beginning in the third quarter of 2010, the directors elected to waive the quarterly DSU grants for the second half of 2010 with such quarterly DSU grants resuming in the first quarter of fiscal 2011. The DSU Plan provides that a director’s account will be credited with dividend equivalents on each date that Tasty pays dividends on its shares of common stock, which means that a director will receive additional DSUs equivalent in value to the dividends that would have been paid on shares equal to the number of DSUs credited to the director’s account immediately prior to the record date of the dividends. This dividend reinvestment provision of the DSU Plan was not impacted by the election to suspend the quarterly DSU grants for the second half of fiscal 2010.

In February 2011, the Committee approved, and the Board of Directors ratified, a resolution providing that all DSUs would immediately vest upon a change in control as defined in the LTIPs. This was approved in connection with providing that all equity awards, including stock options and restricted stock held by employees who are not executive officers with change of control agreements, would immediately vest upon a change in control.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes the total compensation paid to or earned by Tasty’s President and Chief Executive Officer and its next 2 highest compensated executive officers (the “named executive officers”) for the fiscals ended December 25, 2010 and December 26, 2009.

Name and Principal Positions	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)(4)		Total ($)(2)(7)
C.P. Pizzi President & CEO	2010	$538,807	$281,600	$—	$23,753	(3)	$299,022	(5)(6)	$1,143,182
	2009	529,999	130,560	—	8,933	(3)	284,908	(5)(6)	954,400

A.R. Bayles SVP, Strategic Operations	2010	240,692	140,800	—	—		20,523		402,015
	2009	225,000	57,120	—	—		18,843		300,964

P. D. Ridder SVP, Chief Financial Officer (8)	2010	232,461	105,600	—	—		17,550		355,612

(1)	The amounts in the “Stock Awards” column reflect the grant date fair value dollar amount of the awards of restricted stock granted in fiscal 2009 and 2010 calculated in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718 regarding share-based payments.
(2)	Tasty’s proxy statement for the 2010 Annual Meeting contained an amount for 2009 in the “Non-Equity Incentive Plan Compensation” column to reflect cash awards initially approved under Tasty’s Annual Incentive Plan (“AIP”), which amount was also reflected in the “Total” column. On June 22, 2010, Tasty’s Board of Directors ratified an action by the Compensation Committee to not pay amounts under the AIP for fiscal 2009 totaling $222,600 for Mr. Pizzi, $67,113 for Ms. Bayles and $47,950 for Mr. Ridder (see discussion below under the “Annual Incentive Plan” heading).
(3)	The amount shown represents above-market interest on Mr. Pizzi’s retirement benefits under a Supplemental Executive Retirement Plan (the “SERP”) (the SERP is described in more detail below under the heading “Retirement Plans and Employment and Change of Control Agreements”).
(4)	The amount shown in the “All Other Compensation” column for each of the named executive officers includes (i) Company contributions under the Tasty Baking 401(k) Plan and Company Funded Retirement Plan and (ii) restricted stock dividend payments.
(5)	The amount shown in the “All Other Compensation” column for Mr. Pizzi includes retirement benefits under the SERP to which Tasty credited $213,345 of contributions in 2010 and $206,706 of contributions in 2009.
(6)	The amount shown in the “All Other Compensation” column for Mr. Pizzi for 2010 and 2009 also includes:

•

the value attributable to personal use of an automobile provided by Tasty (as calculated in accordance with Internal Revenue Service Guidelines). Such amount is included as compensation on Mr. Pizzi’s W-2, and Mr. Pizzi is responsible for paying income taxes on such amount;

•	personal professional services, such as financial and legal services;

•	membership in 2 business or country clubs; and

•	a life insurance policy.

(7)	The amounts shown in this Summary Compensation Table do not include awards of restricted stock granted on March 1, 2011. Ms. Bayles received an award of 4,000 shares of restricted stock; 1,647 shares of which will vest on March 1, 2012 and 2,353 shares of which will vest in three equal annual installments beginning on March 1, 2012, subject to her continued employment on such vesting dates. Mr. Ridder received an award of 25,000 shares of restricted stock; 10,294 shares of which will vest on March 1, 2012 and 14,706 shares of which will vest in three equal annual installments beginning on March 1, 2012, subject to his continued employment on such vesting dates.
(8)	Mr. Ridder was not a named executive officer in fiscal 2009.

Annual Incentive Plan

Tasty provides executives with an annual opportunity to earn cash incentive awards through the Annual Incentive Plan (the “AIP”), which annual awards are based upon Tasty’s performance relative to certain targets established at the beginning of each year. The formula used to calculate each award is the product of:

•	the executive’s salary,

•	the bonus target percentage for the executive, and

•	a percentage reflecting Tasty’s actual performance relative to the established performance targets (“Payout Percentage”)

At the beginning of each year, the Compensation Committee (subject to ratification by the Board of Directors) determines (i) the bonus target percentage for each executive officer (which is based on the executive officer’s level of responsibility), (ii) Tasty performance measure for the year, and (iii) the range of potential payouts based upon relative performance of Tasty against the performance targets set by the Compensation Committee. The Compensation Committee may use its discretion to adjust any award determined by the formula to take into account (x) extraordinary, unusual and/or non-recurring items of gain or loss occurring during the performance year and (y) the individual’s performance or changes in the individual’s duties and responsibilities.

In March 2010, the Compensation Committee reviewed Tasty’s actual performance in fiscal 2009 against the performance measure that had been set at the start of fiscal 2009 and, using interpolation between the threshold of 50% and the target of 100%, determined that the Payout Percentage would be 70%. The resultant amounts were previously disclosed for the named executive officers in the Summary Compensation Table and in the narrative following the Summary Compensation Table in Tasty’s proxy statement for the 2010 Annual Meeting of Shareholders. However, on June 22, 2010, the Board of Directors ratified an action by the Compensation Committee to not pay any amounts under the AIP for fiscal 2009. This decision was made in order to serve the best interests of Tasty, including supporting Tasty’s efforts to maintain compliance with financial covenants under its bank credit facility and other loans. Therefore, no payments were made under the AIP in fiscal 2010 for fiscal 2009 performance, and Tasty reversed amounts accrued for such potential payments during 2010 totaling $222,600 for Mr. Pizzi, $67,113 for Ms. Bayles and $47,950 for Mr. Ridder.

For fiscal 2010 awards, the individual bonus target percentage ranged from 35% to 60% of base salary for the 2010 named executive officers (Mr. Pizzi (60%), Ms. Bayles (45%) and Mr. Ridder (35%)). A “Target Award” was determined for each named executive officer, which was the product of his or her individual bonus target percentage multiplied by his or her salary. The AIP award for each named executive officer is the product of his or her Target Award multiplied by the Payout Percentage.

For fiscal 2010, the performance measure for the named executive officers was adjusted EBITDA (operating income before non-cash rentals related to Tasty’s new corporate offices and bakery operations at the Philadelphia Navy Yard, decommissioning costs related to the move from Tasty’s former bakery at Hunting Park to the Navy Yard, depreciation, amortization and any benefit or expense associated with Tasty’s historical pension costs (referred to as “AIP EBITDA”). The potential Payout Percentage for the 2010 AIP ranged from 0% to 250% of the Target Award, with the actual Payout Percentage being determined by interpolation from the target set for achievement of 100% of the Target Award. A level of AIP EBITDA was set by the Compensation Committee for achievement of 100% of the Target Award. Additionally, a threshold AIP EBITDA was set for a payout of 50% of the Target Award and a maximum AIP EBITDA was set for the maximum payout of 250% of the Target Award. If the threshold AIP EBITDA was not achieved, no AIP bonus would be payable and, on the other hand, if the maximum AIP EBITDA was exceeded, the Payout Percentage would remain at 250%.

For fiscal 2010, in February 2011 the Compensation Committee reviewed Tasty’s actual 2010 AIP EBITDA, which was below the threshold AIP EBITDA, and the Compensation Committee determined that there would not be any payout under the AIP for fiscal 2010 performance, which determination was ratified by the Board of Directors. In addition, the Compensation Committee set the individual bonus target percentages for fiscal 2011 awards (Mr. Pizzi (60%); Ms. Bayles (45%) and Mr. Ridder (45%)).

Long-Term Incentive Compensation

For fiscal 2009 performance, the Compensation Committee utilized a restricted stock award program under which executive officers and certain other employees were eligible for an award of restricted stock based on Tasty’s achievement of certain performance measures. The maximum number of shares of restricted stock that could be awarded in 2010 for 2009 performance under the program was not an exact number. Rather, it was the number of shares of common stock remaining available for issuance under its 2003 Long Term Incentive Plan and its 2006 Long Term Incentive Plan (collectively, the “LTIP Plans”) at the time the specific awards were determined in the first quarter of 2010. At the beginning of fiscal 2009 the Compensation Committee approved certain performance measures that it would generally consider in determining future awards under the restricted stock award program; however, at such time no determination was made regarding target awards, range of awards or other allocation of shares for named executive officers or other eligible employees as these were subject to the discretion of the Compensation Committee, subject to ratification by the Board of Directors. The performance measures for awards based on fiscal 2009 performance related to completion of numerous operational milestones related to Tasty’s strategic manufacturing plan. Awards under this program were to be determined by the Compensation Committee and subject to ratification by the Board of Directors, during the first quarter of fiscal 2010 after analysis of the prior year’s performance. As of March 11, 2010, an aggregate of 158,594 shares were available under the LTIP Plans and Tasty awarded an aggregate of 125,000 shares of restricted stock to eligible employees, including 40,000 shares to Mr. Pizzi, 20,000 shares to Ms. Bayles and 15,000 shares to Mr. Ridder. These restricted stock awards vest in three equal annual installments beginning on March 11, 2011, subject to each executive’s continued employment on such vesting dates.

In February 2010, the Compensation Committee instituted a new restricted stock program for 2010 (the “2010 Program”) as well as a restricted stock program utilizing multi-year performance measures for awards to be granted in the first quarter of 2012 (the “2010/2011 Program”). The 2010 Program and the 2010/2011 Program include both time-based vesting awards and performance-based vesting awards, as further described below. The performance measures for performance-based awards under the 2010 Program and the 2010/2011 Program are set at the beginning of the measurement period. In particular, at the beginning of 2010, the Compensation Committee approved certain performance measures (as described below) that it would generally consider in determining future performance-based awards under the 2010 Program and under the 2010/2011 Program; however, no determination was made regarding the recipients of the awards, individual target awards, range of awards or other allocation of shares for the named executive officers or other eligible employees. Awards under the 2010 Program and the 2010/2011 Program (if any) are determined by the Compensation Committee in its discretion, subject to ratification by the Board of Directors, during the first quarter of the year following the performance period. Actual performance-based awards under each program (if any) may range from 50% to 150% of target depending upon the actual performance that is achieved with regard to such metric; provided that no performance-based awards will be granted if the threshold performance measure is not achieved.

One half (50%) of the performance-based metrics for the 2010 Program was based upon the achievement of certain operational milestones related to Tasty’s strategic manufacturing plan, and the other 50% was subject to the achievement of certain market share growth targets. The performance measures for the 2010/2011 Program are based upon two-year (fiscals 2010 and 2011) aggregate financial targets. These targets and their weights are: market share growth (20% weight); compounded annual sales growth versus a peer group (20% weight) and aggregate earnings per share (60% weight). At the time these performance metrics were set, the Compensation Committee believed these performance-based metrics would be challenging, while still being achievable. The targets for market share growth and for compounded annual sales growth are based on Tasty’s results versus category and peer group results. Accordingly, while the Compensation Committee believed attainment would require significant efforts, the absolute results required for achievement of awards based on these metrics are subject to factors not solely based on Tasty’s performance. With regard to the aggregate earnings per share target, this represented a significant increase from prior years’ results. The Compensation Committee also believes that time-based vesting awards serve as a strong retention vehicle for executives. Therefore, the Compensation Committee anticipated that, subject to ratification by the Board of Directors, regardless of whether any performance-based awards were granted, it would issue 40% of the target shares for the 2010 Program with a time-based vesting schedule in the first quarter of 2011 and 40% of the target shares for the 2010/2011 Program with a time-based vesting schedule in the first quarter of 2012. The Compensation Committee anticipated that it would award 100,000 shares under the 2010 Program and an additional 100,000 shares under the 2010/2011 Program.

In February 2011, the Compensation Committee reviewed actual performance for fiscal 2010 against the performance-based metrics for the 2010 Program and determined that the operational milestones for the strategic manufacturing plan should not be considered to have been achieved at the threshold level and therefore no shares should be issued based on that metric. With respect to the market share growth metric, the Compensation Committee determined that Tasty had a 98% attainment rate. Therefore, effective March 1, 2011, Tasty awarded an aggregate of 68,000 shares of restricted stock to eligible employees, including (i) 4,000 shares to Ms. Bayles; 1,647 shares of which will vest on March 1, 2012 and 2,353 shares of which will vest in three equal annual installments beginning on March 1, 2012, subject to her continued employment on such vesting dates, and (ii) 25,000 shares to Mr. Ridder; 10,294 shares of which will vest on March 1, 2012 and 14,706 shares of which will vest in three equal annual installments beginning on March 1, 2012, subject to his continued employment on such vesting dates. The awards to the named executive officers are reflected in footnote 7 to the “Summary Compensation Table” above.

While the employment and Change of Control agreements for certain executive officers (as described below) provide for immediate vesting upon a change in control, during 2011, the Committee also approved, and the Board of Directors ratified, a resolution providing that all DSUs and equity awards, including stock options and restricted stock, would immediately vest upon a change in control.

Outstanding Equity Awards at Fiscal Year-End

The following table discloses for each named executive officer all shares of common stock underlying unexercised options and all stock awards that have not yet vested as of December 25, 2010.

	Option Awards (1)			Stock Awards (2)
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Options Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not vested (#)		Market Value of Shares or Units of Stock that have not vested ($)(3)
C. P. Pizzi	25,000	$11.30	10/07/12	186,000	(4)	$1,248,060
	50,000	8.60	12/20/12
	85,000	10.78	08/07/13

A.R. Bayles	5,000	10.78	08/07/13	73,000	(5)	489,830

P. D. Ridder	—	—	—	45,000	(6)	301,950

(1)	All previously granted option awards were vested as of December 31, 2005, and are exercisable.
(2)	All awards of restricted stock were made under the 1997 Long Term Incentive Plan, the 2003 Long Term Incentive Plan or the Amended and Restated 2006 Long Term Incentive Plan (the “2006 LTIP”) and the vesting of all such awards is subject to continued employment.
(3)	The market value was determined by using the closing market price ($6.71) of Tasty’s common stock on December 23, 2010.
(4)	Includes 40,000 shares of restricted stock granted March 1, 2006 that vested on March 1, 2011; 25,000 shares of restricted stock granted March 3, 2008 that vested on March 3, 2011; 49,000 shares of restricted stock granted December 3, 2008 that will vest on December 3, 2013; 32,000 shares of restricted stock granted March 10, 2009 that will vest on March 10, 2012; and 40,000 shares of restricted stock that were granted on March 11, 2010 that vest in three annual installments beginning on March 11, 2011.

(5)	Includes 10,000 shares of restricted stock granted March 1, 2006 that vested on March 1, 2011; 9,000 shares of restricted stock granted on March 3, 2008 that vested on March 3, 2011; 20,000 shares of restricted stock granted December 3, 2008 that will vest on December 3, 2013; 14,000 shares of restricted stock granted March 10, 2009 that will vest on March 10, 2012; and 20,000 shares of restricted stock granted March 11, 2010 that vest in three annual installments beginning on March 11, 2011.
(6)	Includes 5,000 shares of restricted stock granted March 3, 2008 that vested on March 3, 2011; 15,000 shares of restricted stock granted on December 3, 2008 that will vest on December 3, 2013; 10,000 shares of restricted stock granted March 10, 2009 that will vest on March 10, 2012; and 15,000 shares of restricted stock granted March 11, 2010 that vest in three annual installments beginning on March 11, 2011.

Retirement Plans and Employment and Change of Control Agreements

Retirement Plans. Until March 2005, Tasty maintained a traditional defined benefit pension plan (the “DB Plan”) for its employees, including the named executive officers. Benefits under the DB Plan are calculated as a percentage of the average of the 60 highest consecutive calendar months of pension-eligible earnings paid by Tasty during the last 120 calendar months of employment, which percentage depends on the employee’s total number of years of service. For executives, the pension-eligible earnings generally include salary and any cash bonus. Benefits under the DB Plan are coordinated with Social Security and are presently restricted under federal tax law to a maximum of $195,000 per year. Since Tasty froze the benefits in this pension plan in March 2005, Mr. Pizzi and Ms. Bayles do not earn further years of credited service for their service with Tasty after March 26, 2005, except for vesting purposes. Each vested participant will be eligible to commence receiving their pension benefits accrued through March 26, 2005, upon retirement on or after age 55 in accordance with the terms of the DB Plan. In addition, as described below, Tasty provides Mr. Pizzi an unfunded supplemental retirement plan.

In March 2005, when Tasty froze the benefits in the DB Plan, Tasty amended its existing defined contribution plan to provide for enhanced Company contributions for participants. Under the Tasty Baking 401(k) and Company Funded Retirement Plan (the “Plan”), all eligible employees receive cash contributions that range from 2% to 5% of eligible compensation with the exact amount dependent upon an employee’s age and years of service. Long-service employees receive additional cash contributions that range from 1.5% to 3.5% of their eligible compensation. Historically, Tasty also made matching contributions in cash of 50% of an employee’s contributions that did not exceed 4% of eligible compensation up to the maximum limit of approximately $4,900. As of June 27, 2009, Tasty suspended the matching contribution for the remainder of fiscal 2009 for all participants in the Plan but reinstated the matching contribution beginning in fiscal 2010. Effective January 9, 2011, Tasty suspended the matching contribution for all participants in the Plan.

Supplemental Retirement Plan for Mr. Pizzi—The supplemental retirement plan (“SERP”) for Mr. Pizzi was converted from a defined benefit to a defined contribution agreement in 2004. In 2010, Tasty credited $213,345 to Mr. Pizzi’s SERP. The following are the material terms of Mr. Pizzi’s SERP Agreement, subject to the provisions of Section 409A of the Internal Revenue Code (“Section 409A”):

•	Tasty credited an initial amount equal to $172,500 to his account as a carryover from the defined benefit SERP on October 1, 2004.

•	Thereafter, Tasty credits a contribution to his account at the end of each month of an amount equal to 39% of the base salary and bonus paid to Mr. Pizzi in such month.

•

Interest is credited to the account on a monthly basis equal to the product of (i) one twelfth of the interest crediting rate for the calendar year and (ii) the account balance at the beginning of the month. The interest crediting rate for the calendar year is the Moody’s Aa rate for corporate bonds as of the last business day preceding the beginning of the calendar year.

•

Mr. Pizzi is immediately and fully vested in all amounts credited to his account, unless he is terminated by Tasty for “cause” or in the event of his death while unmarried. Mr. Pizzi had $1,978,527 credited to his account as of December 25, 2010. The term “cause” includes felony conviction, dishonesty, willful misconduct, misappropriation of funds and substance abuse.

•	Mr. Pizzi, or his surviving spouse, will be entitled to the payment of benefits from the SERP account on the first day of the month immediately following his death, permanent disability or retirement.

•	Benefits will be paid in a lump sum equal to the account balance as of the end of the month preceding payment to him.

•

In the event of a change of control, Mr. Pizzi is guaranteed 3 additional annual contribution credits; provided, however, this guarantee is reduced for each year after a change in control that he remains employed and receives such credits. In no event is the guarantee of the additional contribution credits applicable for any years after the calendar year in which he attains age 62.

•	Amounts deferred under the SERP for Mr. Pizzi after December 31, 2004, will be subject to the distribution restrictions of Section 409A.

Employment and Change of Control Agreements. Mr. Pizzi has an agreement with Tasty which provides for employment over a certain term and includes certain perquisites, severance and change of control payments upon certain triggering events. Ms. Bayles and Mr. Ridder have change of control agreements with Tasty which provide for change of control payments upon certain triggering events. For Messrs. Pizzi and Ridder and Ms. Bayles, the following provisions apply to their agreements:

•

Each agreement is limited by the provision that in no event shall the aggregate amount of the benefits payable to Mr. Pizzi and all other senior executives of Tasty as a result of a change of control exceed three percent (3%) of the total transaction value for such change of control. In the event the aggregate amount of compensation benefits payable on a change of control would exceed this limit, the amount of benefits payable to each of Mr. Pizzi and the other senior executives will be proportionally reduced. The Compensation Committee of the Board of Directors took action, and the Board ratified such action, to clarify that the aggregate amount of the compensation benefits payable does not include the value of any unvested equity awards that vest upon a change of control and the total transaction value is based on the total enterprise value of Tasty.

•	A “Change of Control” generally will be deemed to have occurred:

•

upon any change of control that would be required to be reported in response to Item 6(e) of Schedule 14A or Item 5.01 of Form 8-K (or any successor provisions thereto) promulgated under the Securities Exchange Act of 1934, as amended;

•	upon the acquisition of beneficial ownership by any person or group of 25% or more of the combined voting power of Tasty’s outstanding voting shares;

•	if the directors who constitute the “Incumbent Board” (as that term is defined in the agreements) cease to be a majority of the Board during any 2-year period;

•	the consummation of a sale of all or substantially all of Tasty’s assets; or

•

upon a reorganization, merger, consolidation, division or issuance of securities unless (i) not less than 60% of Tasty’s outstanding equity securities is owned by the same holders in the same proportion as before the transaction and (ii) at least a majority of the surviving Board were members of the “Incumbent Board” (as that term is defined in the agreements).

The Transaction contemplated by the Merger Agreement would result in a “Change of Control” under the agreements.

Charles P. Pizzi, President and Chief Executive Officer—Mr. Pizzi entered into an Amended and Restated Employment Agreement, dated as of July 27, 2006, which was further amended as of December 23, 2008 to be compliant with Section 409A of the Internal Revenue Code (“Employment Agreement”). The Employment Agreement contains the following material terms:

•

Term started in 2002 and, pursuant to the terms of the Employment Agreement, the term renews each year on July 27 for a 3 year term unless either party gives notice of non-renewal at least 90 days prior to July 27 of each year;

•	Base salary of no less than $400,000 per annum, the amount of which shall be determined from time to time by the Board of Directors;

•	Mr. Pizzi is entitled to participate in the Annual Incentive Plan (“AIP”) and such other benefit, compensation or incentive plans adopted by Tasty;

•

Mr. Pizzi is entitled to use of an automobile and reimbursement for (i) membership fees in 2 business or country clubs, subject to the approval of the Compensation Committee; (ii) up to $10,000 per year for personal professional services, such as financial and legal services; and (iii) $2,000,000 of life insurance;

•	Tasty may terminate Mr. Pizzi for “Cause” or “Without Cause,” as defined in the Employment Agreement;

•	If terminated by Tasty for “Cause,” Mr. Pizzi would be entitled to receive any vested non-restricted equity awards;

•

If terminated by Tasty “Without Cause” or by Mr. Pizzi for “Good Reason,” as such terms are defined in the Employment Agreement, Mr. Pizzi would be entitled to (i) a lump sum payment equal to his salary over the remaining term of the Employment Agreement (i.e., 2-3 times base salary); (ii) a lump sum payment equal to 2 times the greater of (x) his target bonus for the fiscal year in which the termination occurred or (y) the average of the annual bonuses paid or payable during the 2 prior years (the greater of these amounts, the “AIP Bonus”); (iii) medical and life insurance benefits for the remaining term of the Employment Agreement (i.e., between 24 and 36 months); and (iv) a lump sum payment equal to the contributions to his Supplemental Executive Retirement Plan (“SERP”) for the remaining term of the Employment Agreement (i.e., between 24 and 36 months), which contributions will be based on his base salary and bonus for the year that preceded the year of his termination;

•

If terminated by Tasty in connection with or following a “Change of Control,” as such term is defined in the Employment Agreement, Mr. Pizzi would be entitled to receive (i) a lump sum payment equal to 3 times base salary; (ii) a lump sum payment equal to 3 times the AIP Bonus (as defined above); (iii) medical and life insurance benefits for 36 months; and (iv) a lump sum payment equal to the SERP contributions for 36 months (less any SERP contributions actually credited following a “Change of Control”), which contributions will be based on his base salary and bonus for the year that preceded the year in which the “Change of Control” occurred;

•

After a “Change of Control” Mr. Pizzi would have the right to self-terminate within a period of 6-18 months after the event and to receive the “Change of Control” payments and benefits described immediately above;

•	If a “Change of Control” occurs, all unvested equity awards would become vested and all restrictions will lapse;

•

If any payments made following a “Change of Control” exceed certain limits, Section 280G of the Internal Revenue Code imposes an excise tax on the employee. The cost of this excise tax, including related tax gross-ups, would be borne by Tasty if it exceeds $25,000;

•

If any payments to Mr. Pizzi must be delayed for 6 months following his termination because of the requirements of Section 409A, Tasty will pay Mr. Pizzi interest on the delayed payments equal to the Moody’s Aa rate for corporate bonds as of the last business day preceding the beginning of the year in which such payments would have otherwise been paid to him; and

•	Mr. Pizzi is prohibited from competing with Tasty or soliciting its customers or employees for a period of 2 years if payments are made following termination.

Autumn R. Bayles, Senior Vice President, Strategic Operations—Ms. Bayles’ Change of Control Agreement, dated July 27, 2006 (the “Bayles Agreement”), contains the following material terms:

•

If terminated “Without Cause” (as defined in the Bayles Agreement) within 1 year following a “Change of Control” or otherwise in connection with or relating to a “Change of Control,” Ms. Bayles would receive: (i) 1 times base salary payable over 12 months; (ii) lump sum payment of 1 times the greater of (x) her target bonus for the fiscal year in which the Change of Control occurred or (y) the average of the annual bonuses paid or payable during the 2 prior years; and (iii) medical and life insurance benefits for 12 months;

•

Ms. Bayles has the right to self-terminate for (i) “Good Reason” (as such term in defined in the Bayles Agreement) within 1 year following a “Change of Control” or otherwise in connection with or relating to a “Change of Control,” or (ii) any reason between 6-12 months following a “Change of Control;” and, in the event of such self-termination, Ms. Bayles would receive the “Change of Control” payments and benefits described immediately above;

•	If a “Change of Control” occurs, all unvested equity awards would become vested and all restrictions will lapse;

•

If any payments to Ms. Bayles must be delayed for 6 months following her termination because of the requirements of Section 409A, Tasty will pay Ms. Bayles interest on the delayed payments equal to the Moody’s Aa rate for corporate bonds as of the last business day preceding the beginning of the year in which such payments would have otherwise been paid to her; and

•	Ms. Bayles is prohibited from competing with Tasty or soliciting its customers or employees for 1 year if payments are made following termination.

If Ms. Bayles were terminated not in connection with or relating to a “Change of Control” and not for “Cause,” she would be eligible to receive severance benefits under Tasty’s Severance Pay Plan equal to 2 days of pay for every year of service and one week of pay for every $12,500 of base compensation.

Paul D. Ridder, Senior Vice President and Chief Financial Officer—Mr. Ridder’s Change of Control Agreement, dated March 12, 2009 (the “Ridder Agreement”), contains the following material terms:

•

If terminated “Without Cause” (as defined in the Ridder Agreement) within 1 year following a “Change of Control” or otherwise in connection with or relating to a “Change of Control,” Mr. Ridder would receive: (i) 1 times base salary payable over 12 months; (ii) lump sum payment of 1 times the greater of (x) his target bonus for the fiscal year in which the Change of Control occurred or (y) the average of the annual bonuses paid or payable during the 2 prior years; and (iii) medical and life insurance benefits for 12 months;

•

Mr. Ridder has the right to self-terminate for (i) “Good Reason” (as such term in defined in the Ridder Agreement) within 1 year following a “Change of Control” or otherwise in connection with or relating to a “Change of Control,” or (ii) any reason between 6-12 months following a “Change of Control;” and, in the event of such self-termination, Mr. Ridder would receive the “Change of Control” payments and benefits described immediately above;

•	If a “Change of Control” occurs, all unvested equity awards would become vested and all restrictions will lapse;

•

If any payments to Mr. Ridder must be delayed for 6 months following his termination because of the requirements of Section 409A, Tasty will pay Mr. Ridder interest on the delayed payments equal to the Moody’s Aa rate for corporate bonds as of the last business day preceding the beginning of the year in which such payments would have otherwise been paid to him; and

•	Mr. Ridder is prohibited from competing with Tasty or soliciting its customers or employees for 1 year if payments are made following termination.

If Mr. Ridder were terminated not in connection with or relating to a “Change of Control” and not for “Cause,” he would be eligible to receive severance benefits under Tasty’s Severance Pay Plan equal to 2 days of pay for every year of service and one week of pay for every $12,500 of base compensation.

In addition, in February 2011, the Compensation Committee approved, and Board of Directors ratified, paying Mr. Ridder a bonus of $25,000. Such bonus is generally to be paid within 90 days after the earlier of June 30, 2011 and the successful completion of a refinancing, sale or merger of Tasty.